UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 10-K
_____

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2024**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number **001-41845**
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DOMINARI HOLDINGS INC.

(Exact name of registrant as specified in its charter)
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Delaware	**52-0849320**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

725 5ᵗʰ Avenue, 22ⁿᵈ Floor
New York, NY 10022

(Address of principal executive offices)
_____

(212) 393-4540

(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($0.0001 par value per share)	DOMH	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter ended June 30, 2024: $7,746,180 based upon the closing sale price of our common stock of $1.87 on June 28, 2024. Common stock held by each officer and director and by each person known to own in excess of 5% of outstanding shares of our common stock has been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of April 15, 2025, there were 14,704,045 shares of the registrant's common stock issued and 14,643,897 shares outstanding.

DOMINARI HOLDINGS INC.

TABLE OF CONTENTS

EXPLANATORY NOTE

All references in this Annual Report on Form 10-K ("Annual Report") to "we," "us," "our" and the "Company" refer to Dominari Holdings Inc., a Delaware corporation, and its consolidated subsidiaries unless the context requires otherwise.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains statements that the Company believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for the Company's business. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot provide assurance that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this in this Annual Report, words such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "seek," "should," "strive," "target," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ are described in greater detail in Item 1A of Part I, "Risk Factors."

Item 1.   BUSINESS

Dominari Holdings Inc. ("Dominari") is a holding company that, through its various subsidiaries, is currently engaged in wealth management, investment banking, securities sales and trading and asset management. In addition to capital investment, Dominari provides management support to the executive teams of its subsidiaries, helping them to operate efficiently and reduce cost under a streamlined infrastructure. In addition to organic growth, the Company seeks opportunities outside of its current business to enhance stockholder value, including in the AI and Data Center sector. Dominari and its subsidiaries are collectively referred to herein as "Company," "we," "our" or "us."

Dominari Financial Inc. ("Dominari Financial"), a wholly owned subsidiary of Dominari Holdings Inc., executes the Company's growth strategy in the financial services industry. In addition to organic growth, Dominari Financial seeks partnership opportunities and acquisitions of third-party financial assets such as registered investment advisors and businesses, broker dealers, asset management and fintech firms, and insurance brokers.

History

Dominari Holdings Inc. (the "Company"), formerly AIkido Pharma, Inc., was founded in 1967 as Spherix Incorporated. Since 2017, the Company operated as a biotechnology company with a diverse portfolio of small-molecule anticancer and antiviral therapeutics and their related patent technology. The Company is in the process of winding down its historical pipeline of biotechnology assets held by Aikido Labs, LLC. In an effort to enhance shareholder value, in June of 2022, the Company formed a wholly owned financial services subsidiary, Dominari Financial Inc. ("Dominari Financial"), with the intent of shifting the Company's primary operating focus away from biotechnology to the fintech and financial services industries. Through Dominari Financial, the Company acquired Dominari Securities LLC ("Dominari Securities"), an introducing broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and an investment adviser registered with the Securities and Exchange Commission ("SEC"). Dominari Securities provides investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

On September 9, 2022, we entered into a membership interest purchase agreement (the "FPS Purchase Agreement") with Fieldpoint Private Bank & Trust ("Fieldpoint"), a Connecticut bank, for the purchase of its wholly owned subsidiary, Fieldpoint Private Securities, LLC, a Connecticut limited liability company ("FPS") and dually-registered broker-dealer and investment advisor registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). Pursuant to the terms of the FPS Purchase Agreement, we purchased from Fieldpoint 100% of the membership interests in FPS (the "Membership Interests") and, as a result thereof, operate the newly acquired dual registered broker-dealer and investment adviser as a wholly owned subsidiary of Dominari Financial Inc. The FPS Purchase Agreement provided for Dominari's acquisition of FPS's Membership Interests in two closings, the first of which occurred on October 4, 2022, at which Dominari paid Fieldpoint $2,000,000 in consideration for a transfer by Fieldpoint to Dominari of 20% of the Membership Interests. Following FINRA's approval of the Continuing Membership Application pursuant to FINRA Rule 1017 (the "Rule 1017 Application") on March 20, 2023, the second closing occurred on March 27, 2023, at which time Dominari paid Fieldpoint an additional $1.4 million in consideration for a transfer by Fieldpoint to Dominari of the remaining 80% of the Membership Interests. The newly acquired dually registered broker-dealer and investment adviser was renamed Dominari Securities LLC ("Dominari Securities") and is a wholly owned subsidiary of Dominari Financial.

On October 13, 2023, the Company entered into two separate Limited Liability Company Agreements with Dominari Manager LLC ("Manager") and Dominari IMLLC ("Investment Manager") which are both wholly owned subsidiaries and whose operations are included within the consolidated condensed financial statements of Dominari. Manager was named as the manager of Dominari Master SPV LLC (the "Master SPV"), a limited liability company formed by the Company in 2022, and is responsible for the day-to-day operations of the Master SPV. Investment Manager was named the investment manager of Master SPV and is responsible for providing investment advice and decisions on behalf of the Master SPV. Beginning in March 2024, the Manager established various series of funds (the "Series") of the Master SPV for the purpose of making investments in companies identified by the Investment Manager with proceeds generated by the sale of non-voting interests in such Series by the Master SPV to investors, in which the Company may, from time to time as it deems appropriate, also invest in such series alongside third-party investors.

Dominari Securities

Dominari Securities offers, and plans to offer, a broad range of broker-dealer and registered investment adviser services. Those services are discussed below and include wealth management, investment banking, sales and trading, asset management and insurance products.

Wealth Management Services

Dominari Securities provides a comprehensive array of financial services to high-net-worth individuals and families, corporate executives, and public and private businesses. Clients are able to choose a variety of ways to establish a relationship and conduct business, including by establishing brokerage accounts with transaction-based pricing and/or investment advisory accounts with asset-based fee pricing. Dominari Securities also provides the following private client services:

Full-Service Brokerage.   Dominari Securities offers full-service brokerage services covering investment alternatives, including exchange-traded and over-the-counter corporate equity and debt securities, money market instruments, exchange-traded options, municipal bonds, mutual funds, exchange-traded funds, and unit investment trusts.

Wealth Planning.   Dominari Securities offers financial and wealth planning services, which include asset management, individual and corporate retirement solutions, insurance and annuity products, IRAs and 401(k) plans, U.S. stock plan services to corporate executives and businesses, education savings programs, and trust and fiduciary services to individual and corporate clients through third-party trust companies.

Investment Banking

Dominari Securities' investment banking division provides strategic advisory services and capital markets products to emerging growth and middle market businesses. The investment banking groups focus on the consumer and retail, energy, financial institutions, healthcare, rental services, technology, education, and transportation and logistics sectors. Investment banking services include:

Financial Advisory.   Dominari Securities advises buyers and sellers on sales, divestitures, mergers, acquisitions, tender offers, privatizations, spin-offs, joint ventures, restructurings and liability management.

Equities Capital Markets.   Dominari Securities provides capital raising solutions for corporate, institutional, and qualifying retail clients through initial public offerings, follow-on offerings, confidentially marketed public offerings, registered directs, private investments in public equity, private placements, at-the-market offerings, and equity-linked offerings.

Debt Capital Markets.   Dominari Securities plans to offer debt capital markets solutions for emerging growth and middle market companies. Dominari Securities will focus on structuring and distributing public and private debt through financing transactions, including leveraged buyouts, acquisitions, growth capital financings, recapitalizations and Chapter 11 exit financings. Dominari Securities expects to also participate in high yield debt and fixed and floating-rate senior and subordinated debt offerings in the future.

Fund Placement.   Dominari Securities provides alternative investment firms with a broad and deep portfolio of value-added services. Services include bespoke strategic and tactical advisory as well as primary fundraises, co-investments and direct transactions.

Debt Advisory & Restructuring.   Dominari Securities expects to offer creative solutions to leveraged corporate issuers and credit investors. We will evaluate a full range of strategic alternatives, identify the appropriate structure and source of funds to provide our clients the ability to pursue an optimal and value maximizing outcome.

Private Equity: Dominari Securities offers private equity investments through special purpose vehicles ("SPVs") which allows investors to pool capital into specific investment projects while managing risk and liability. Dominari Securities structures and manages the SPVs, providing investors access to high-quality private equity opportunities in both early and late stage emerging technology, med-tech, defense, and artificial intelligence ("AI") sectors, among others. This model offers transparency, tailored investment structures, and ongoing management, making it an attractive option for institutional investors, high-net-worth individuals, and accredited investors seeking alternative investments.

Sales and Trading

Dominari Securities provides a broad range of sales and trading services to our clients. Sales and trading services include:

<u>Institutional Equity Sales and Trading</u>.   Dominari Securities acts as an agent in the execution of its customers' orders through our strategic clearing partners.

<u>Equity Derivatives and Index Options</u>.   Dominari Securities offers listed equity and index options strategies for investors seeking to manage risk and optimize returns within the equities market.

<u>Institutional Fixed Income Sales and Trading</u>.   Dominari Securities offers trading in public and private debt (including sovereign debt) securities, including investment and non-investment grade, distressed and convertible corporate securities through our clearing partners.

<u>Securities Lending</u>.   In connection with both its trading and brokerage activities, Dominari Securities, through its clearing relationships, borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date and lend securities to other brokers and dealers for similar purposes. Dominari Securities expects to earn interest on its cash collateral provided and pay interest on the cash collateral received less a rebate earned for lending securities.

Asset Management

Dominari Securities offers discretionary and non-discretionary fee-based programs to provide tailored investment management solutions and services to high-net-worth private clients, institutions and corporations and/or plans sponsored by them. These include, but are not limited to, portfolio management, manager research and due diligence through third party partners, asset allocation advice and financial planning. Dominari Securities offers portfolio management strategies and third-party investment management capabilities through separately managed accounts, alternative investments and discretionary and non-discretionary portfolio management programs as well as managed portfolios of mutual funds. Platform support functions can include sales and marketing along with administrative services such as trade execution, client services, records management and client reporting and performance monitoring. Dominari Securities generates revenues through the receipt of investment advisory and transactional fees for advisory services and from fees earned through sharing arrangements with registered and private alternative investment vehicles. Dominari Securities also earns investment advisory fees on assets held in discretionary and non-discretionary asset-based programs. These fees are billed monthly in advance and are calculated based on all fee-based assets under management balances at the end of the prior month. Dominari Securities also earns income from revenue-sharing arrangements that are derived from management and incentive fees on alternative investments and calculates these on a pre-determined basis with registered and private investment companies. The Company's asset management services include:

<u>Separately Managed Accounts</u>.   Dominari Securities provides clients with fee-based programs: (i) a unified managed account which allows multiple investment managers, mutual funds and exchange-traded funds to be combined in a single custodial account; and (ii) an asset review dual contract program designed for clients seeking a direct contractual relationship with investment managers.

<u>Discretionary Advisory Accounts</u>.   Dominari Securities offers client-focused discretionary fee-based investment programs managed by Dominari Securities advisors.

<u>Non-Discretionary Advisory Accounts</u>.   Dominari Securities provides fee-based non-discretionary investment advisory services and consultation to clients.

<u>Alternative Investments</u>.   Dominari Securities offers high net worth and institutional investors the opportunity to participate in a wide range of non-traditional investment strategies. Strategies include single manager hedge funds, fund of funds, diversified private equity funds and single investment late-stage private equity funds.

<u>Private Market Platform</u>.   Through a collaborative effort among the Company's business units, Dominari Securities' private market platform focuses on sourcing private investments across various sectors. Transactions are expected to cover the full spectrum of private investments, including early stage, late stage, direct, co-investments, funds and secondary market transactions in debt, equity and hybrid securities.

Insurance

Dominari Securities maintains direct selling agreements with select insurance companies and field market offices, offering additional products and services to advisors with the required insurance licensing. These agreements provide access to a range of financial products, including life insurance, annuities, retirement solutions, and variable annuities. In addition, insurance companies offer client servicing, underwriting assistance, and technology platforms for policy management. These partnerships allow Dominari to deliver comprehensive financial solutions while receiving compensation and ongoing support from the insurance companies.

<u>Dominari Financial Heritage Strategies</u>.   On May 21, 2024, Dominari Financial and Heritage Strategies LLC ("HS") entered into a Limited Liability Company Operating Agreement (the "JV Agreement") of Dominari Financial Heritage Strategies LLC ("DFHS"). DFHS offers, sells and renews various insurance products and services, including life insurance, private placement insurance, group medical plans, qualified plans, business insurance, and family office and estate planning services (the "Joint Venture"). Pursuant to the terms of the JV Agreement, Dominari Financial and HS are co-managing members (the "Co-Managing Members"), each with fifty percent (50%) ownership interests in DFHS. The Co-Managing Members act by unanimous consent but acknowledge and agree that Dominari Financial is responsible for managing the day-to-day operations of DFHS while HS shall be responsible for handling administrative work as needed between DFHS and the various insurance companies. Both Co-Managing Members shall share sales responsibilities with respect to DFHS. Revenues from the sale of the various insurance products and services after deducting general and administrative costs are distributed to the Co-Managing Members as set forth in the JV Agreement.

DFHS offers business property and casualty insurance, family office services, group medical insurance, life insurance, personal property and casualty insurance, private placement life insurance, and qualified plans.

Recent Developments

February 2025 Registered Direct Offering and Private Placement

On February 10, 2025, Dominari entered into securities purchase agreements with certain accredited investors for the sale by the Company of 1,439,467 registered shares of its common stock, unregistered Series A warrants to purchase up to 1,439,467 shares of common stock and unregistered Series B warrants to purchase up to 1,439,467 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants in a direct offering. In a concurrent private placement, the Company entered into securities purchase agreements with certain accredited investors for the sale of 2,436,587 unregistered shares of common stock, unregistered Series A warrants to purchase up to 2,436,587 shares of common stock and unregistered Series B warrants to purchase up to 2,436,587 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants (the "February 2025 Financings"). The Series A warrants are exercisable immediately upon issuance at an exercise price of $3.72 per share and will expire five years from the date of issuance. The Series B warrants are exercisable immediately upon issuance at an exercise price of $4.22 per share and will expire five years from the date of issuance. The gross proceeds to the Company from the February 2025 Financings were approximately $13.5 million, before deducting fees and other offering expenses, and excluding the proceeds, if any, from the cash exercise of the warrants.

The securities in the concurrent private placement were offered under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and, along with the shares of common stock underlying such warrants, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the unregistered shares, the warrants, and the shares of common stock underlying the warrants may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Certain officers, directors, employees and members of the Company's advisory board participated in the February 2025 Financings on the same terms as the other investors.

Advisory Agreements

On February 10, 2025, the Company entered into certain advisory agreements (the "Advisory Agreements") with five newly appointed members of its advisory board for initial appointments of two years. The Company has issued an aggregate of 2,550,000 unregistered shares (the "Advisory Shares") to the newly appointed members with an additional issuance of an aggregate of 850,000 Advisory Shares to be issued upon certain Company milestones being met.

The Advisory Shares were offered in a private placement under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Advisory Shares may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Company has agreed to file one or more registration statements with the SEC covering the resale of the unregistered shares of Common Stock issued pursuant to the Advisory Agreements.

Bitcoin ETF Investment Strategy

In February 2025, the Company implemented a bitcoin investment strategy through investments in bitcoin Exchange-Traded Funds ("ETFs") as a treasury reserve asset on an ongoing basis, subject to market conditions and the Company's anticipated cash needs.

The Company views bitcoin ETFs as a reliable store of value, and believes bitcoin has compelling characteristics as a scarce and finite asset that can serve as a reasonable inflation hedge and safe haven amid global instability. While a highly volatile asset, bitcoin's price has also appreciated significantly since bitcoin's inception. The Company believes that a substantial portion of bitcoin's appreciation is attributable to the view that bitcoin is or will become a reliable store of value.

As of March 31, 2025, the Company (via Dominari Holdings Inc.) had approximately $2,000,000 in its bitcoin treasury through holdings of Blackrock's iShares Bitcoin Trust ETF. The Company expects to continue to invest a portion of its excess cash and earnings in bitcoin in furtherance of its bitcoin treasury strategy.

Strategic Initiative with Hut 8 Corp.

On February 18, 2025, Dominari announced the creation of American Data Centers Inc. ("ADC"), a strategic venture focused on acquiring, building out and transforming data center campuses across the United States to meet the accelerated demand for advanced computing.

On March 31, 2025, ADC completed a series of transactions providing for the launch of American Bitcoin Corp., a strategic initiative focused on industrial-scale Bitcoin mining and strategic Bitcoin reserve development and monetization (the "Transactions").

To effectuate the Transactions, ADC, Hut 8 Corp., a Delaware corporation, and certain of its subsidiaries ("Hut 8"), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement, pursuant to which Hut 8 contributed to ADC substantially all of Hut 8's wholly owned ASIC bitcoin miners in exchange for newly issued stock representing 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance. At the closing of the Transactions, ADC changed its name to American Bitcoin Corp. ("American Bitcoin").

In connection with the Transactions, American Bitcoin and Hut 8 also entered into definitive agreements providing for Hut 8 and its personnel to provide day-to-day commercial and operational management services and ASIC colocation services to American Bitcoin, in each case on an exclusive basis for so long as such agreements remain in effect. Hut 8 and its personnel will also provide back-office support services to American Bitcoin pursuant to a shared services agreement with American Bitcoin.

As a result of the Transactions, American Bitcoin has become a subsidiary of Hut 8 in which the Company holds a 3.17% minority interest in American Bitcoin.

Regulation

Regulation in the United States

The financial services industry in which we operate is subject to extensive regulation. In the U.S., the SEC is the federal agency responsible for the administration of federal securities laws. In addition, the Financial Industry Regulatory Authority, Inc. ("FINRA") is a self-regulatory organization ("SRO") that is actively involved in the regulation of securities businesses. In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities. The SEC, FINRA, and state securities regulators conduct periodic examinations of broker-dealers and investment advisors. The designated examining authority under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") for Dominari Securities' activities as a broker-dealer is FINRA. Financial services businesses are also subject to regulation and examination by state securities regulators and attorneys general in those states in which they do business. In addition, broker-dealers and investment advisors must also comply with the rules and regulation of clearing houses, exchanges, and trading platforms of which they are a member.

Broker-dealers are subject to SEC, FINRA, and state securities regulations that cover all aspects of the securities business, including sales and trading methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure and requirements, anti-money laundering efforts, recordkeeping and the conduct of broker-dealer personnel including officers and employees (although state securities regulations are, in a number of cases, more limited). Registered investment advisors are subject to, among other requirements, SEC regulations concerning marketing, transactions with affiliates, custody of client assets, disclosures to clients, conflict of interest, insider trading and recordkeeping. Additional legislation, changes in rules promulgated by the SEC, FINRA, and other SROs of which the broker-dealer is a member, and state securities regulators, or changes in the interpretation or enforcement of existing laws or rules may directly affect the operations and profitability of broker-dealers and investment advisors. The SEC, FINRA, and state securities regulators and state attorneys general may conduct administrative proceedings or initiate civil litigation that can result in adverse consequences for Dominari Securities, its affiliates, including affiliated investment advisors, as well as its and their officers and employees (including, without limitation, injunctions, censures, fines, suspensions, directives that impact business operations (including proposed expansions), membership expulsions, or revocations of licenses and registrations).

DFHS is licensed to transact insurance business in New York. DFHS is subject to extensive regulation and supervision by insurance regulators in New York and its state of domicile, Delaware. The extent of regulation by jurisdiction varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things, licensing companies to transact business, sales practices, establishing statutory capital and reserve requirements and solvency standards, reinsurance and hedging, protecting privacy, regulating advertising, restricting the payment of dividends and other transactions between affiliates, permitted types and concentrations of investments and business conduct to be maintained by insurance companies as well as agent and insurance producer licensing, and, to the extent applicable to the particular type of insurance, approval or filing of policy forms and rates. Insurance regulators have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdictions when, in their judgment, such regulators determine that the issuing company is not maintaining adequate statutory surplus or capital.

Supervisory agencies in each of the jurisdictions in which DFHS does business may conduct regular or targeted examinations of its operations and accounts and make requests for particular information. From time to time, regulators raise issues during examinations or audits that could, if determined adversely, or if they result in an enforcement action, have a material adverse effect. In addition, new laws and regulations and changed interpretations of existing regulations and laws by regulators may adversely impact DFHS's business and the impact could be more adverse in the case of statutes, regulations or guidance enacted or adopted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements.

SEC Regulation Best Interest ("Reg BI") requires that a broker-dealer and its associated persons act in a retail customer's best interest and not place their own financial or other interests ahead of a retail customer's interests when recommending securities transactions or investment strategies, including recommendations of types of accounts. To meet this best interest standard, a broker-dealer must satisfy four component obligations including a disclosure obligation, a care obligation, a conflict of interest obligation, and a compliance obligation and both broker-dealers and investment advisors are required to provide disclosures about their standard of conduct and conflicts of interest.

The investment advisers responsible for the Company's investment management businesses are all registered as investment advisers with the SEC or rely upon the registration of an affiliated adviser. Registered investment advisers are subject to the requirements of the Investment Advisers Act of 1940 and the regulations promulgated thereunder. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, operational and marketing requirements, disclosure obligations, conflicts of interest, fees and prohibitions on fraudulent activities.

In addition, certain states, have proposed or adopted measures that would make broker-dealers, sales agents and investment advisors and their representatives subject to a fiduciary duty when providing products and services to customers. The SEC did not indicate an intent to pre-empt state regulation in this area, and some of the state proposals would allow for a private right of action. In the event our wealth management division makes recommendations to retail customers, it will be required to comply with the obligations imposed under Reg BI and applicable state laws.

Regulatory Capital Requirements

Dominari Securities is subject to financial capital requirements that are set by regulation. Dominari Securities is a registered broker-dealer and is required to maintain net capital in an amount equal to SEC minimum financial requirements. As a broker-dealer, Dominari Securities is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule"). Compliance with the Net Capital Rule could limit Dominari Securities' operations, such as underwriting and trading activities and financing customers' prime brokerage or other margin activities, in each case, that could require the use of significant amounts of capital, limit its ability to engage in certain financing transactions, such as repurchase agreements, and may also restrict its ability (i) to make payments of dividends, withdrawals or similar distributions or payments to a stockholder/parent or other affiliate, (ii) to make a redemption or repurchase of shares of stock, or (iii) to make an unsecured loan or advance to such stockholders or affiliates.

Under the Exchange Act, state securities regulators are not permitted to impose capital, margin, custody, financial responsibility, making and keeping records, bonding, or financial or operational reporting requirements on registered broker-dealers that differ from, or are in addition to, the requirements in those areas established under the Exchange Act, including the rules and regulations promulgated thereunder.

Regulation outside the United States

In the event Dominari Securities provides financial services internationally, it will be subject to extensive regulations proposed, promulgated and enforced by, among other regulatory bodies, the European Commission and European Supervisory Authorities (including the European Banking Authority and European Securities and Market Authority), U.K. Financial Conduct Authority, German Federal Financial Supervisory Authority ("BaFin"), Investment Industry Regulatory Organization of Canada, Hong Kong Securities and Futures Commission, the Japan Financial Services Agency, the Monetary Authority of Singapore, and the Australian Securities and Investments Commission. Every country in which we may do business will impose upon us laws, rules and regulations similar to those in the U.S., including with respect to some form of capital adequacy rules, customer protection rules, data protection regulations, anti-money laundering and anti-bribery rules, compliance with other applicable trading and investment banking regulations and similar regulatory reform.

Competition

All aspects of our business are, and are expected to be, intensely competitive. We compete primarily with small to mid-size bank holding companies that engage in wealth management, investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other broker-dealers, asset managers and boutique firms. We believe the principal factors that will drive our competitiveness in the future will include our ability to: provide differentiated insights to our clients that lead to better business outcomes; attract, retain and develop skilled professionals; deliver a competitive breadth of high-quality service offerings; and maintain an entrepreneurial culture built on immediacy and client service.

Employees

As of December 31, 2024, we had twenty-nine (29) full-time employees, none of which are represented by a labor union or covered by a collective bargaining agreement. The Company offers health insurance benefits to eligible employees. Additional benefits offered by the Company depend on the employee position and title, but may include a 401(k) retirement plan, short-term disability, Workers' Compensation for qualifying illness or injury, sick leave and paid vacation. The Company also provides certain training for employees, such as New York State Harassment Prevention Training, Cyber Security Awareness Training and some continuing education training.

Corporate Information

We were incorporated in Delaware on May 1, 1992. Our principal executive offices are located at 725 5th Avenue, 22nd Floor, New York, New York 10022, and our telephone number is 212-393-4540. Our website address is *www.dominari.com.* The information contained in, or accessible through, our website does not constitute part of this Annual Report. We have included our website address as an inactive textual reference only.

Item 1A.   RISK FACTORS

The Company's business and operations are subject to numerous risks. The material risks and uncertainties that management believes affect the Company are described below. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that are presently unknown, management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. If any of the following risks actually occur, the Company's financial condition and results of operations may be materially and adversely affected. We may amend or supplement these risk factors from time to time in other reports we file with the SEC.

Business Risks

Because we have a limited operating history to evaluate our company, the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by an early-stage financial services company.

Since we have a limited operating history in our current financial services business, it will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses, and difficulties we face as an early-stage financial services company with a limited operating history. Investors should evaluate an investment in our securities in light of the uncertainties encountered by early-stage companies in an intensely competitive industry. There can be no assurance that our efforts will be successful or that we will be able to become profitable.

Accordingly, you should consider the Company's prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in their start-up stages, particularly those in the financial services industry. Stockholders should carefully consider the risks and uncertainties that a business with no operating history will face. In particular, stockholders should consider that there is a significant risk that we will not be able to:

- implement or execute our current business plan, or that our current business plan is sound;

- raise sufficient funds in the capital markets or otherwise to fully effectuate our business plan;

- maintain our management team; and/or

- attract clients.

Any of the foregoing risks may adversely affect the Company and result in the failure of our business. In addition, we expect to encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

We continue to incur operating losses and may not achieve profitability.

Our net loss for the year ended December 31, 2024 was $14.7 million. Our accumulated deficit was $223.4 million as of December 31, 2024. Our ability to become profitable depends upon our ability to generate revenue from our financial products and services. We do not know when, or if, we will generate significant revenue from such financial services and products. Even though our revenue may increase, we expect to incur significant additional losses while we grow and expand our business. We cannot predict if and when we will achieve profitability. Our failure to achieve and sustain profitability could negatively impact the market price of our common stock.

If we cannot meet our future capital requirements, we may be unable to develop and enhance our services, take advantage of business opportunities and respond to competitive pressures.

We may need to raise additional funds in the future to grow our business internally, invest in new businesses, expand through acquisitions, enhance our current services or respond to changes in our target markets. If we raise additional capital through the sale of equity or equity derivative securities, the issuance of these securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of that debt could impose additional restrictions on our operations or harm our financial condition. Additional financing may be unavailable on acceptable terms.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to continue to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls over financial reporting, we could be subject to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that in the future we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management will conclude that our internal control over financial reporting is effective. If we fail to fully comply with the requirements of the Sarbanes-Oxley Act, our business may be harmed and our stock price may decline.

Our assessment, testing and evaluation of the design and operating effectiveness of our internal control over financial reporting resulted in our conclusion that, as of December 31, 2024, our internal control over financial reporting was not effective, as described further in Item 9A of this Form 10-K for the fiscal year ended December 31, 2024. We can provide no assurance as to conclusions of management with respect to the effectiveness of our internal control over financial reporting in the future.

Developments in market and economic conditions may adversely affect the Company's business and profitability.

Performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity, which generally have a direct and material impact on the Company's results of operations and financial condition. These conditions are a product of many factors, which are mostly unpredictable and beyond the Company's control, and may affect the decisions made by financial market participants.

Changes in economic and political conditions, including economic output levels, interest and inflation rates, employment levels, prices of commodities including oil and gas, exogenous market events, consumer confidence levels, and fiscal and monetary policy can affect market conditions. For example, the Federal Reserve's policies determine, in large part, the cost of funds for lending and investing and the return earned on those loans and investments. Changes in the Federal Reserve's policies are beyond our control and, consequently, the impact of these changes on our activities and results of our operations are difficult to predict. While global financial markets have shown signs of improvement in recent years, uncertainty remains. A period of sustained downturns and/or volatility in the securities markets, and/or prolonged levels of increasing interest rates, could lead to a return to increased credit market dislocations, reductions in the value of real estate, and other negative market factors which could significantly impair our revenues and profitability.

U.S. markets may also be impacted by political and civil unrest occurring in the Middle East, Eastern Europe, Russia, Venezuela and Asia. Continued uncertainties loom over the outcome of the EU's financial support programs. It is possible that other EU member states may choose to follow Britain's lead and leave the EU. Any negative impact on economic conditions and global markets from these developments could adversely affect our business, financial condition and liquidity.

The U.S. has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets.

Uncertain or unfavorable market or economic conditions could result in reduced transaction volumes, reduced revenue and reduced profitability in any or all of the Company's principal businesses. For example:

- A portion of the Company's revenues will be derived from fees generated from its asset management business segment. Asset management fees often are primarily comprised of base management and performance (or incentive) fees. Management fees are primarily based on assets under management. Assets under management balances are impacted by net inflow/outflow of client assets and changes in market values. Poor investment performance by the Company's portfolio managers could result in a loss of managed accounts and could result in reputational damage that might make it more difficult to attract new investors, and, thus further impact the Company's business and financial condition. If the Company experiences losses of managed accounts, fee revenue will decline. In addition, in periods of declining market values, the values of assets under management may ultimately decline, which would negatively impact fee revenues.

- In the past decade, passively managed index funds have seen greater investor interest, and this trend has become more prevalent in recent years. A continued lessening of investor interest in active investing and continued increase in passive investing may lead to a continued decline in the revenue the Company generates from commissions on the execution of trading transactions and, in respect of its market-making activities, a reduction in the value of its trading positions and commissions and spreads.

- The Company expects its investment banking revenue, in the form of underwriting, placement and financial advisory fees, to be directly related to the volume and value of transactions as well as the Company's role in these transactions and will typically only be earned upon the successful completion of a transaction. In an environment of uncertain or unfavorable market or economic conditions, the volume and size of capital-raising transactions and acquisitions and dispositions typically decreases, thereby reducing the demand for the Company's investment banking services and increasing price competition among financial services companies seeking such engagements. Accordingly, the Company's business will be highly dependent on market conditions, the decisions and actions of its clients, and interested third parties. The number of engagements the Company has at any given time will be subject to change and may not necessarily result in future revenues.

The Company may make strategic acquisitions of businesses, engage in joint ventures or divest or exit existing businesses, which could result in unforeseen expenses or disruptive effects on its business.

From time to time, the Company may consider acquisitions of other businesses or joint ventures with other businesses. Any acquisition or joint venture that the Company determines to pursue will be accompanied by a number of risks. After the announcement or completion of an acquisition or joint venture, the Company's stock price could decline if investors view the transaction as too costly or unlikely to improve the Company's competitive position.

Costs or difficulties relating to such a transaction, including integration of products, employees, offices, technology systems, accounting systems and management controls, may be difficult to predict accurately and be greater than expected causing the Company's estimates to differ from actual results. The Company may be unable to retain key personnel after the transaction, and the transaction may impair relationships with customers and business partners. In addition, the Company may be unable to achieve anticipated benefits and synergies from the transaction as fully as expected or within the expected time frame. Divestitures or elimination of existing businesses or products could have similar effects, including the loss of earnings of the divested business or operation. These difficulties could disrupt the Company's ongoing business, increase its expenses, and adversely affect its operating results and financial condition. As the costs of doing business increase, the Company may not be able to continue to grow its revenues through "organic" growth (the growth attendant to hiring one employee at a time or through expanding into a new business line through a limited investment in technology and employment). In lieu of organic growth, it becomes increasingly necessary to grow through the acquisition of a business or businesses that fulfill the Company's strategic decisions for growth. However, due to competition or the cost of such acquisitions, such expansion may not be available on a profitable basis and may threaten the Company's ongoing ability to expand its business.

The ability to attract, develop and retain highly skilled and productive employees, particularly qualified financial advisors is critical to the success of the Company's business.

The Company faces intense competition for qualified employees from other businesses in the financial services industry, and the performance of its business may suffer to the extent it is unable to attract and retain employees effectively, particularly given the relatively small size of the Company and its employee base compared to some of its competitors. The primary sources of revenue in each of the Company's business lines are commissions and fees earned on advisory and underwriting transactions and customer accounts managed by its employees, who are regularly recruited by other firms and in certain cases are able to take their client relationships with them when they change firms. Experienced employees are regularly offered financial inducements by larger competitors to change employers, and thus competitors can de-stabilize the Company's relationship with valued employees. Some specialized areas of the Company's business are operated by a relatively small number of employees, the loss of any of whom could jeopardize the continuation of that business following the employee's departure.

Turnover in the financial services industry is high. The cost of retaining skilled professionals in the financial services industry has escalated considerably. Financial industry employers are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in a current employee's decision to leave us as well as in a prospective employee's decision to join us. As competition for skilled professionals in the industry remains intense, we may have to devote significant resources to attracting and retaining qualified personnel. To the extent we have compensation targets, we may not be able to retain our employees, which could result in increased recruiting expenses or result in our recruiting additional employees at compensation levels that are not within our target range. In particular, our financial results may be adversely affected by the costs we incur in connection with any upfront loans or other incentives we may offer to newly recruited financial advisors and other key personnel. If we were to lose the services of any of our investment bankers, sales and trading professionals, asset managers, or executive officers to a competitor or otherwise, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our senior professionals or recruit additional professionals, our reputation, business, results of operations and financial condition could be adversely affected. Further, new business initiatives and efforts to expand existing businesses generally require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We may be subject to claims in the future as we seek to hire qualified personnel, some of whom may work for our competitors. Some of these claims may result in material litigation.

We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential employees who work for our competitors from joining us. Recent actions by some larger competitors to reject the "Recruiting Protocol", an industry adopted set of practices permitting financial advisors to port their client relationships to a new firm under strict rules, is likely to increase the likelihood of litigation among competitors surrounding the employment of new advisors and their solicitation of their clients and may act as a new barrier to recruitment of financial advisors.

If we fail to manage our anticipated growth effectively, our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve, and expand our infrastructure of people and information systems and expand, train and manage our employee base. To support continued growth, we must effectively integrate, develop and motivate new employees. We face significant competition for personnel. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and operating results. Additionally, the growth of our business places significant demands on our operations, as well as our management and other employees. The growth of our business may require significant additional resources to meet these daily requirements, which may not scale in a cost-effective manner or may negatively affect the quality of our services and client experience. We are also required to manage relationships with a growing number of partners, institutions, clients and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our operations and employee base. If we are unable to manage the growth of our operations effectively, our business, financial condition and operating results may be materially adversely affected.

The Company depends on its senior employees and the loss of their services could harm its business.

The Company's success is dependent in large part upon the services of its senior executives and employees. Any loss of services of the chief executive officer and other senior executive officers may adversely affect the business and operations of the Company. If the Company's senior executives or employees terminate their employment and the Company is unable to find suitable replacements in relatively short periods of time, its operations may be materially and adversely affected.

The precautions the Company takes to prevent and detect employee misconduct may not be effective and the Company could be exposed to unknown and unmanaged risks or losses.

The Company runs the risk that employee misconduct could occur. Misconduct by employees could include, employees binding the Company to transactions that exceed authorized limits or present unacceptable risks to the Company (rogue trading); employee theft and improper use of Company or client property; employees conspiring with other employees or third parties to defraud the Company; employees hiding unauthorized or unsuccessful activities from the Company, including outside business activities that are undisclosed and may result in liability to the Company; employees steering or soliciting their clients into investments which have not been sponsored by the Company and without the proper diligence; the improper use of confidential information; employee conduct outside of acceptable norms including harassment; or employees engaging in "hacking" or breaching our cybersecurity safeguards.

These types of misconduct could result in unknown and unmanaged risks or losses to the Company including regulatory sanctions and serious harm to its reputation. The precautions the Company takes to prevent and detect these activities may not be effective. If employee misconduct does occur, the Company's business operations could be materially adversely affected.

There have been a number of highly-publicized cases involving fraud or other misconduct by employees in the financial services industry and there is a risk that our employees could engage in misconduct in the future that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. In addition, our financial advisors may act in a fiduciary capacity, providing financial planning, investment advice and discretionary asset management. The violation of these obligations and standards by any of our employees could adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our employees engage in misconduct, our business could be materially adversely affected, including our cash position.

Employee misconduct, including harassment in the workplace, has come under increasing scrutiny in the national media. While the Company has adopted a Code of Conduct and instituted training for its employees, it is difficult to predict when an employee may deviate from acceptable practices and open the Company to liability either from actions taken by other employees or by authorities. The Company could also become liable for its actions in enforcing its rules of conduct on former employees who disagree with the Company's actions.

Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our business.

Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. It is possible that potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. In addition, regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including an inability to raise additional funds, a reluctance of counterparties to do business with us and the costs of defending litigation.

Our results of operations may be materially affected by market fluctuations and by global and economic conditions and other factors, including changes in asset values.

Our results of operations may be materially affected by market fluctuations due to global financial markets, economic conditions, changes to global trade policies and tariffs and other factors, including the level and volatility of equity, fixed income and commodity prices, the level and term structure of interest rates, inflation and currency values, and the level of other market indices. The results of our Capital Markets business segment, particularly results relating to our involvement in primary and secondary markets for all types of financial products, are subject to substantial market fluctuations due to a variety of factors that we cannot control or predict with great certainty. These fluctuations impact results by causing variations in business flows and activity and in the fair value of securities and other financial products. Fluctuations also occur due to the level of global market activity, which, among other things, affects the size, number and timing of investment banking client assignments and transactions and the realization of returns from our principal investments.

During periods of unfavorable market or economic conditions, the level of individual investor participation in the global markets, as well as the level of client assets, may also decrease, which would negatively impact the results of our Private Client and Asset Management business segments. Substantial market fluctuations could also cause variations in the value of our investments in our funds, the flow of investment capital into or from Assets Under Management, and the way customers allocate capital among money market, equity, fixed income or other investment alternatives, which could negatively impact our Private Client and Asset Management business segments.

The Company may incur losses and be subject to reputational harm to the extent that, for any reason, it is unable to sell securities it purchased as an underwriter at anticipated price levels. As an underwriter, the Company is subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings it underwrites. Any such misstatement or omission could subject the Company to enforcement action by the SEC and claims of investors, either of which could have a material adverse impact on the Company's results of operations, financial condition and reputation. As a market maker and dealer, the Company may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if the Company's holdings were more diversified.

The value of our financial instruments may be materially affected by market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value and monetize certain of our financial instruments, particularly during periods of market displacement. Subsequent valuations in future periods, in light of factors then prevailing, may result in significant changes in the values of these instruments and may adversely impact historical or prospective fees and performance-based fees (also known as incentive fees, which include carried interest) in respect of certain businesses. In addition, at the time of any sales and settlements of these financial instruments, the price we ultimately realize will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could cause a decline in the value of our financial instruments, which may have an adverse effect on our results of operations in future periods. In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale. Our risk management and monitoring processes seek to quantify and mitigate risk to more extreme market moves. However, severe market events have historically been difficult to predict and we could realize significant losses if extreme market events were to occur.

Holding large and concentrated positions may expose us to losses. Concentration of risk may reduce revenues or result in losses in our market-making, investing, underwriting, including block trading, and lending businesses in the event of unfavorable market movements, or when market conditions are more favorable for our competitors. Changes in interest rates (especially if such changes are rapid), sustained low or high interest rates or uncertainty regarding the future direction of interest rates, may create a less favorable environment for certain of the Company's businesses, particularly its fixed income business, resulting in reduced business volume and reduced revenue. If interest rates remain at low levels, the Company's profitability will be negatively impacted.

The Company is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations.

The Company is exposed to credit risk related to third parties such as trading counterparties, customers, clearing agents, exchanges, clearing houses, and other financial intermediaries as well as issuers whose securities we hold. These parties may default on their obligations owed to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. This default risk may arise, for example, from holding securities of third parties, executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, and extending credit to clients through bridge or margin loans or other arrangements. Significant failures by third parties to perform their obligations owed to the Company could adversely affect the Company's revenue and its ability to borrow in the credit markets.

As a holding company, we are dependent on liquidity from payments from our subsidiaries, many of which are subject to restrictions.

As a holding company, we depend on dividends, distributions and other payments from our subsidiaries to fund payments on our obligations. Several of our subsidiaries, particularly our broker-dealer subsidiary, are subject to regulations that limit or restrict dividend payments or reduce the availability of the flow of funds from those subsidiaries to us. In addition, our broker-dealer subsidiaries subsidiary are subject to restrictions on their ability to lend or transact with affiliates and are required to maintain minimum regulatory capital requirements. These regulations may hinder our ability to access funds that we may need to make payments to fulfill obligations.

Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.

Our liquidity could be negatively affected by our inability to raise funding in the long-term or short-term debt capital markets, our inability to access the secured lending markets, or unanticipated outflows of cash or collateral by customers or clients. Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, including concerns regarding fiscal matters in the U.S. and other geographic areas, could impair our ability to raise funding. In addition, our ability to raise funding could be impaired if investors or lenders develop a negative perception of our long-term or short-term financial prospects due to factors such as an incurrence of large trading losses, a downgrade by the rating agencies, a decline in the level of our business activity, if regulatory authorities take significant action against us or our industry, or we discover significant employee misconduct or illegal activity. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment portfolios or trading assets, to meet maturing liabilities or other obligations. We may be unable to sell some of our assets or we may have to sell assets at a discount to market value, either of which could adversely affect our results of operations, cash flows and financial condition.

From time to time we may invest in securities that are illiquid or subject to restrictions.

From time to time we may invest in securities that are subject to restrictions which prohibit us from selling the securities for a period of time. Such agreements may limit our ability to generate liquidity quickly through the disposition of the underlying investment while the agreement is effective.

We face increasing competition in the financial services industry.

We operate in an intensely competitive industry with other global bank holding companies that engage in investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other broker-dealers, asset managers and boutique firms. There is also growing pressure to provide services at lower fees to appeal to clients, which may impact our ability to effectively compete.

We are subject to operational risks, including a failure, breach or other disruption of our operations or security systems or those of our third parties (or third parties thereof), as well as human error or malfeasance, which could adversely affect our businesses or reputation.

Our businesses are highly dependent on our ability to process and report, on a daily basis, a large number of transactions across numerous markets. We may introduce new products or services or change processes or reporting, including in connection with new regulatory requirements, resulting in new operational risk that we may not fully appreciate or identify. The trend toward direct access to automated, electronic markets and the move to more automated trading platforms has resulted in the use of increasingly complex technology that relies on the continued effectiveness of the programming code and integrity of the data to process the trades. We rely on the ability of our employees, consultants, and internal systems to operate our different businesses and process a high volume of transactions. Additionally, we are subject to complex and evolving laws and regulations governing cybersecurity, privacy and data protection, which may differ and potentially conflict, in various jurisdictions. As a participant in the global capital markets, we face the risk of incorrect valuation or risk management of our trading positions due to flaws in data, models, electronic trading systems or processes or due to fraud or cyber-attack.

We also face the risk of operational failure or disruption of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our lending and securities transactions. In the event of a breakdown or improper operation of our or a direct or indirect third party's systems (or third parties thereof) or processes or improper or unauthorized action by third parties, including consultants and subcontractors or our employees, we could suffer financial loss, an impairment to our liquidity position, a disruption of our businesses, regulatory sanctions or damage to our reputation. In addition, the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses, and the increased importance of these entities, increases the risk that an operational failure at one institution or entity may cause an industry-wide operational failure that could materially impact our ability to conduct business. Furthermore, the concentration of Company and personal information held by a handful of third parties increases the risk that a breach at a key third party may cause an industry-wide data breach that could significantly increase the cost and risk of conducting business. There can be no assurance that our business contingency and security response plans fully mitigate all potential risks to us. Our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities where we are located. This may include a disruption involving physical site access; cybersecurity incidents; terrorist activities; political unrest; disease pandemics; catastrophic events; climate-related incidents and natural disasters (such as earthquakes, tornadoes, hurricanes and wildfires); electrical outages; environmental hazards; computer servers; communications or other services we use; and our employees or third parties with whom we conduct business. Although we employ backup systems for our data, those backup systems may be unavailable following a disruption, the affected data may not have been backed up or may not be recoverable from the backup, or the backup data may be costly to recover, which could adversely affect our business.

Notwithstanding evolving technology and technology-based risk and control systems, our businesses ultimately rely on people, including our employees and those of third parties with which we conduct business. As a result of human error or engagement in violations of applicable policies, laws, rules or procedures, certain errors or violations are not always discovered immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. These can include calculation errors, mistakes in addressing emails or other communications, errors in software or model development or implementation, or errors in judgment, as well as intentional efforts to disregard or circumvent applicable policies, laws, rules or procedures. Human errors and malfeasance, even if promptly discovered and remediated, can result in material losses and liabilities for us. Any theft of data, technology or intellectual property may negatively impact our operations and reputation, including disrupting the business activities of our subsidiaries, affiliates, joint ventures or clients conducting business in those jurisdictions.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, regulatory or other reporting, general ledger, and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Recent disclosures of such incursions by foreign and domestic unauthorized agents aimed at large financial institutions reflect higher risks for all such institutions. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Our businesses rely extensively on data processing and communications systems. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies or adapt our applications to emerging industry standards. Our continued success depends, in part, upon our ability to: (i) successfully maintain and upgrade the capability of our technology systems; (ii) address the needs of our clients by using technology to provide products and services that satisfy their demands; and (iii) retain skilled information technology employees. Failure of our technology systems, which could result from events beyond our control, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients, and violations of applicable privacy and other applicable laws and regulatory sanctions.

Cybersecurity and security breaches of our technology systems, or those of our clients or other third-party vendors we rely on, could subject us to significant liability and harm our reputation.

Our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, cyber-attacks and breakdowns. Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although cybersecurity incidents among financial services firms are on the rise, we have not experienced any material losses relating to cyber-attacks or other information security breaches. However, there can be no assurance that we will not suffer such losses in the future.

Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, natural disasters, power loss, spam attacks, unauthorized access, distributed denial of service attacks, computer viruses and other malicious code and other events that could have an impact on the security and stability of our operations. Notwithstanding the precautions we take, if one or more of these events were to occur, this could jeopardize the information we confidentially maintain, including that of our clients and counterparties, which is processed, stored in and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our clients and counterparties. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications or disclosures. We may also be subject to litigation and financial losses that are neither insured nor covered under any of our current insurance policies.

A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Our regulators have introduced programs to review our protections against such incidents which, if they determined that our systems do not reasonably protect our clients' assets and their data, could result in enforcement activity and sanctions.

In providing services to clients, we may manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we may be subject to numerous laws and regulations designed to protect this information, such as U.S. federal and state and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and related revenue.

Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages. The federally mandated Consolidated Audit Trail ("CAT") program which requires that client personally identifiable information be submitted to a database not controlled by us may expose us to liability for breaches of that database not under our control.

As a result of the foregoing, the Company has and is likely to incur significant costs in preparing its infrastructure and maintaining it to resist any such attacks. In addition to personnel dedicated to overseeing the infrastructure and systems to defend against cybersecurity incidents, senior management and our designated member of the Board of Directors are regularly briefed on issues, preparedness and any incidents requiring response.

The Company continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, driven by the emergence of the Fintech industry. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

There is risk associated with the sufficiency of coverage under the Company's insurance policies.

The Company's operations and financial results are subject to risks and uncertainties related to the use of a combination of insurance, self-insured retention and self-insurance for a number of risks, including most significantly property and casualty, general liability, cyber-crime, workers' compensation, and the portion of employee-related health care benefits plans funded by the Company, and certain errors and omissions liability, among others.

While the Company endeavors to purchase insurance coverage that is appropriate to its assessment of risk, it is unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. The Company's business may be negatively affected if in the future its insurance proves to be inadequate or unavailable. In addition, insurance claims may divert management resources away from operating the business.

Climate change concerns could disrupt our businesses, adversely affect client activity levels, adversely affect the creditworthiness of our counterparties and damage our reputation.

Climate change may cause extreme weather events that, among other things, could damage our facilities and equipment, injure our employees, disrupt operations at one or more of our primary locations, negatively affect our ability to service and interact with our clients, and adversely affect the value of our investments. Any of these events may increase our costs including our costs to insure against these events.

Climate change may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit exposures to those clients. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients' involvement, in certain industries associated with causing or exacerbating, or alleged to cause or exacerbate, climate change. We also may be negatively impacted by any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. New regulations or guidance relating to climate change, as well as the perspectives of stockholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products.

The Company is subject to extensive securities regulation and the failure to comply with these regulations could subject it to monetary penalties or sanctions.

The securities industry and the Company's businesses are subject to extensive regulation by the SEC, state securities regulators, other governmental regulatory authorities and industry self-regulatory organizations. The Company may be adversely affected by new or revised legislation or regulations or changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

Dominari Securities is a broker-dealer and investment adviser registered with the SEC and is primarily regulated by FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including, without limitation sales methods and supervision, underwriting, trading practices among broker-dealers, emerging standards concerning fees and charges imposed on clients for fee-based programs, use and safekeeping of customers' funds and securities, anti-money laundering and the USA Patriot Act (the "Patriot Act") compliance, capital structure of securities firms, trade and regulatory reporting, cybersecurity, pricing of services, compliance with Department of Labor rules and regulations for retirement accounts, compliance with lending practices (Regulation T), record keeping, and the conduct of directors, officers and employees.

Compliance with many of the regulations applicable to the Company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with the Company. New regulations may result in enhanced standards of duty on broker-dealers in their dealings with their clients (fiduciary standards). Consequently, these regulations often serve to limit the Company's activities, including through net capital, customer protection and market conduct requirements, including those relating to principal trading. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. FINRA adopts rules, subject to approval by the SEC, which govern its members and conducts periodic examinations of member firms' operations.

If the Company is found to have violated any applicable laws, rules or regulations, formal administrative or judicial proceedings may be initiated against it that may result in censure, fine, civil or criminal penalties, including treble damages in the case of insider trading violations, the issuance of cease-and-desist orders, the suspension or termination of our broker-dealer or investment advisory activities, the suspension or disqualification of our officers or employees; or other adverse consequences.

The imposition of any of the above or other penalties could have a material adverse effect on our operating results and financial condition.

Financial services firms have been subject to increased regulatory scrutiny increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have been operating in an onerous regulatory environment. The industry has experienced increased scrutiny from a variety of regulators, including the SEC, FINRA, and state regulators. Penalties and fines sought by regulatory authorities have increased substantially. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many different aspects of financial services, including, but not limited to, the authority to fine us and to grant, cancel, restrict or otherwise impose conditions on the right to continue operating particular businesses. For example, the failure to comply with the obligations imposed by the Exchange Act on broker-dealers and the Advisers Act on investment advisers, including recordkeeping, registration, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Company Act of 1940, as amended (the "1940 Act"), could result in investigations, sanctions and reputational damage. Increasingly, regulators have instituted a practice of "regulation by enforcement" where new interpretations of existing regulations are introduced by bringing enforcement actions against securities firms for activities that occurred in the past but were not then thought to be problematic. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or SROs (e.g., FINRA) that supervise the financial markets. Substantial legal liability or significant regulatory action taken against us could have a material adverse effect on our business prospects including our cash position.

Numerous regulatory changes and enhanced regulatory and enforcement activity relating to the asset management business may increase our compliance and legal costs and otherwise adversely affect our business.

U.S. and foreign governments have taken regulatory actions impacting the investment management industry, and may continue to take further actions, including expanding current (or enacting new) standards, requirements and rules that may be applicable to us and our subsidiaries, particularly those subsidiaries that are SEC registered investment advisers. For example, the SEC and several states and municipalities in the United States have adopted "pay-to-play" rules, which could limit our ability to charge advisory fees. Such "pay-to-play" rules could affect the profitability of that portion of our business. Additionally, the use of "soft dollars," where a portion of commissions paid to broker-dealers in connection with the execution of trades also pays for research and other services provided to advisors has been mostly prohibited in Europe and, is periodically reexamined in the U.S. and may be limited or modified in the future. Furthermore, new regulations regarding the management of hedge funds and the use of certain investment products may impact our investment management business and result in increased costs. For example, many regulators around the world adopted disclosure and reporting requirements relating to the hedge fund business.

On June 5, 2019, the SEC adopted Regulation Best Interest ("Reg BI") as Rule 15l-1 under the Exchange Act. Reg BI imposes a new federal standard of conduct on registered broker-dealers and their associated persons when dealing with retail clients and requires that a broker-dealer and its representatives act in the best interest of such client and not place its own interests ahead of the customer's interests. Reg BI requires enhanced documentation for recommendations of securities transactions to broker-dealer retail clients. The new rules and processes related thereto will likely limit revenue and most likely involve increased costs, including, but not limited to, compliance costs associated with new or enhanced technology as well as increased litigation costs.

It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be imposed, or whether any existing proposals will become law. Conformance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

If the Company violates the securities laws or is involved in litigation in connection with a violation, the Company's reputation and results of operations may be adversely affected.

Many aspects of the Company's business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. The Company's underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. In addition, in market downturns, claims tend to increase. Each of these factors increases the likelihood that an underwriter may be required to contribute to an adverse judgment or settlement of a securities lawsuit.

The Company's risk management policies and procedures may leave it exposed to unidentified risks or an unanticipated level of risk.

The policies and procedures the Company employs to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. The Company cannot give assurances that its policies and procedures will effectively and accurately record and verify this information.

The Company seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. The Company believes that it effectively evaluates and manages the market, credit and other risks to which it is exposed. Nonetheless, the effectiveness of the Company's ability to manage risk exposure can never be completely or accurately predicted or fully assured, and there can be no guarantee that the Company's risk management will be successful. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on the Company's financial condition and results of operations. The consequences of these developments can include losses due to adverse changes in securities values, decreases in the liquidity of trading positions, higher volatility in earnings, and increases in general systemic risk. Certain of the Company's risk management systems are subject to regulatory review and may be found to be insufficient by the Company's regulators potentially leading to regulatory sanctions. There can be no guarantee that the operation of these systems will allow the Company to prevent or mitigate the various risks faced by its businesses. Various regulators periodically review companies' risk control practices, and, if found inadequate, bring enforcement actions and sanctions against such firms.

Our Bitcoin investment strategy may expose us to various risks associated with Bitcoin.

Our Bitcoin investment strategy may expose us to various risks associated with Bitcoin, including the following. Bitcoin is a highly volatile asset that has traded below $38,000 per bitcoin and above $108,000 per bitcoin on Coinbase during 2024. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future.

Bitcoin ETFs may not pay dividends and we may only be able to generate cash from our Bitcoin ETF holdings if we sell our bitcoin ETF holdings or implement strategies to create income streams. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our Bitcoin ETF holdings, and any such strategies may subject us to additional risks.

This Bitcoin ETF investment strategy has not been tested. Although we believe Bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of Bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our Bitcoin ETF investment strategy or actions we undertake to implement it. If Bitcoin prices were to decrease or our Bitcoin ETF investment strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our common stock may be adversely impacted.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin. Moreover, the risks of engaging in a Bitcoin ETF investment strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. The growth of the digital assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin, institutional demand for Bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin as a means of payment, and the availability and popularity of alternatives to Bitcoin. Even if growth in Bitcoin adoption occurs in the near or medium-term, there is no assurance that Bitcoin usage will continue to grow over the long-term.

Risks Associated with the Company's Common Stock

Our common stock may be delisted from The Nasdaq Capital Market if we fail to comply with continued listing standards.

Our common stock is currently traded on The Nasdaq Capital Market ("Nasdaq"), under the symbol "DOMH." If we fail to meet any of the continued listing standards of Nasdaq, our common stock could be delisted from Nasdaq. These continued listing standards include specifically enumerated criteria, such as:

- a $1.00 minimum closing bid price;

- stockholders' equity of $2.5 million;

- 500,000 shares of publicly held common stock with a market value of at least $1 million;

- 300 public stockholders; and

- compliance with Nasdaq's corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq's discretionary authority.

If we fail to comply with Nasdaq's continued listing standards, we may be delisted and our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, the delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Further, delisting of our common stock would likely result in our common stock becoming a "penny stock" under the Exchange Act.

Our share price may be volatile and there may not be an active trading market for our common stock.

There can be no assurance that the market price of our common stock will not decline below its present market price or that there will be an active trading market for our common stock. The market prices of upstart financial services companies have been and are likely to continue to be highly volatile. Fluctuations in our operating results and general market conditions for upstart financial services stocks could have a significant impact on the volatility of our common stock price. We have experienced significant volatility in the price of our common stock. From January 1, 2024 through December 31, 2024, the closing share price of our common stock (on a split-adjusted basis) ranged from a high of $3.14 to a low of $0.90. The reason for the volatility in our common stock is not well understood and may continue. Factors that may have contributed to such volatility include, but are not limited to:

- developments regarding regulatory filings;

- our funding requirements and the terms of our financing arrangements;

- introduction of new technologies by us or our competitors;

- government regulations and laws;

- public sentiment relating to our industry;

- the number of shares issued and outstanding;

- the number of shares trading on an average trading day;

- block sales of our shares by stockholders to whom we have sold stock in private placements, or the cessation of transfer restrictions with respect to those shares; and

- market speculation regarding any of the foregoing.

Our shares of common stock are thinly traded and, as a result, stockholders may be unable to sell at or near ask prices, or at all, if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has been "thinly-traded" meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. In addition, we believe that due to the limited number of shares of our common stock outstanding, an options market has not been established for our common stock, limiting the ability of market participants to hedge or otherwise undertake trading strategies available for larger companies with broader stockholder bases which prevents institutions and others from acquiring or trading in our securities. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

Our stock price and trading volume could decline as a result of inaccurate or unfavorable research, or the cessation of research cover, about our business published by securities or industry analysts.

The trading market for our common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, the analysts' projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

Because of the "anti-takeover" provisions in our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware General Corporation Law, a third party may be discouraged from making a takeover offer that could be beneficial to our stockholders.

The effect of certain provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the anti-takeover provisions of the Delaware General Corporation Law (the "DGCL"), could delay or prevent a third party from acquiring us or replacing members of our Board of Directors, or make more costly any attempt to acquire control of the Company, even if the acquisition or the Board of Directors designees would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

We incur increased costs as a result of being a public company.

As a public company, we incur significant levels of legal, accounting, regulatory and other expenses. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of Nasdaq, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We have incurred costs as a result of compliance with these public company requirements, and we may need to hire additional qualified personnel in order to continue to satisfy these public company requirements. We are required to expend considerable time and resources complying with public company regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action.

Because of their significant stock ownership, some of our executive officers and directors will be able to exert control over us and our significant corporate decisions.

Our executive officers, directors and their affiliates own or control, in the aggregate, beneficially own approximately 34.52% of our outstanding common stock as of December 31, 2024. These stockholders may be able to exercise influence over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions, including transactions involving an actual or potential change of control of the company or other transactions that non-controlling stockholders may not deem to be in their best interests. This concentration of ownership may harm the market price of our common stock by, among other things: delaying, deferring, or preventing a change in control of our company; impeding a merger, consolidation, takeover, or other business combination involving our company; causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

There is no assurance that we will continue to declare or pay dividends on our common stock in the future.

On February 11, 2025, we declared a special cash dividend on our common stock and pursuant to the terms of certain common stock purchase warrants issued in our recently completed financings (on an as-exercised basis) of $0.32 per share, which was paid on March 3, 2025, to shareholders and certain warrant holders of record as of the close of business on February 24, 2025. However, there is no assurance that we will continue to declare or pay cash dividends in the future. Any future dividend payments are within the discretion of our Board of Directors and will depend upon, among other things, our results of operations, financial condition, level of indebtedness, working capital requirements, capital expenditure requirements, any contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law, and other factors that our Board of Directors may deem relevant.

Item 1B.   UNRESOLVED STAFF COMMENTS

As a smaller reporting company, we are not required to provide the information required by this item.

Item 1C.   CYBERSECURITY

We maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats (as such term is defined in Item 106(a) of Regulation S-K) as part of our broader risk management system and processes. The cybersecurity risk management system involves risk assessments, implementation of security measures, and ongoing monitoring of systems and networks, including networks on which we rely. We actively monitor the current threat landscape in an effort to identify material risks arising from new and evolving cybersecurity threats. We obtain input, as appropriate, for our cybersecurity risk management program on the security industry and threat trends from consultants, cybersecurity assessors, auditors and other third parties to gather certain insights designed to identify and assess material cybersecurity threat risks, their severity and potential mitigations. We depend on and engage various third parties, including suppliers, vendors, and service providers. Our risk management, legal, information technology, and compliance personnel identify and oversee risks from cybersecurity threats associated with our use of such entities. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to Mr. Blattner, our designated member of our Board of Directors.

Mr. Blattner has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and report any findings and recommendations, as appropriate, to the full Board of Directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the designated member of the Board of Directors.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. Further, a cyber incident impacting our systems or a third-party's systems could subject us to business, regulatory, litigation and reputational risk, which could have a negative effect on our business, results of operations and financial condition. For more information on our cybersecurity related risks, see Item 1A Risk Factors of this Annual Report.

Item 2.   PROPERTIES

We lease offices located in New York, New York and we believe that the New York offices are sufficient to meet our current needs.

Item 3.   LEGAL PROCEEDINGS

Many aspects of the Company's business involve substantial risks of liability. In the ordinary course of business, the Company may be named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, which could create substantial exposure and periodic expenses. The Company may also be involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. In the past in the ordinary course of business, we actively pursued legal remedies to enforce our intellectual property rights and to stop unauthorized use of our technology. In March 2024, the Company received a notice of petition of a filed action seeking relief related to the March 2024 affiliates of new registered representatives. This notice was filed against the Company's subsidiary Dominari Securities. The Company does not agree with the claim of the plaintiff and will defend itself accordingly. While the Company intends to defend itself vigorously from this claim, it is unable to predict the outcome of such legal proceeding. Any potential loss as a result of this legal proceeding cannot be reasonably estimated. As a result, the Company has not recorded a loss contingency for the aforementioned claim.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on the Nasdaq Capital Market under the symbol "DOMH". On April 14, 2025, the closing price of our common stock, as reported by the Nasdaq Capital Market, was $3.91.

Holders

As of April 15, 2025, we had approximately 164 holders of record of our common stock.

Dividend Policy

On February 11, 2025, the Company announced that its Board of Directors declared a special cash dividend of $0.32 per share on our common stock and pursuant to the terms of certain common stock purchase warrants issued in our recently completed financings (on an as-exercised basis). The special cash dividend was paid on March 3, 2025, to stockholders and certain warrant holders of record at the close of business on February 24, 2025. Dividend payments are subject to the discretion and approval of our Board of Directors and our compliance with applicable law, and depends upon, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, and other factors that our Board of Directors may deem relevant. While we intend to pay cash dividends to our stockholders, future payments can be changed or discontinued at any time and may be subject to legal and contractual limitations. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, restrictions imposed by applicable law and our financing agreements and other factors that our Board of Directors deems relevant.

Share Repurchases

We did not purchase any of our registered equity securities during the quarterly period covered by this Annual Report.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)[(1)(2)]
Equity compensation plans approved by security holder	376,654	$ 4.29	209,820
Equity compensation plans not approved by security holder . .	—	—	—
	376,654		209,820

(1) Consists of options to acquire 24,274 shares of common stock under the 2014 Equity Incentive Plan and 352,380 shares of common stock under the 2022 Equity Incentive Plan.

(2) Consists of shares of common stock available for future issuance under our equity incentive plans.

Item 6.   [RESERVED]

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements as of and for the years ended December 31, 2024 and 2023 and the related notes included in Part II, Item 8 of this Annual Report. This discussion contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The Company's actual results could differ materially from such forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the Company's disclosures under the heading "Special Cautionary Notice Regarding Forward Looking Statements" included in this Annual Report. Additionally, the Company's historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, those identified below and those discussed in Part I, Item 1A "Risk Factors" of this Annual Report:

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. The MD&A is organized as follows:

- *Overview. Discussion of our business and overall analysis of financial and other highlights affecting the Company in order to provide context for the remainder of the MD&A.*

- *Critical Accounting Estimate. Accounting estimates we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.*

- *Recently Issued Accounting Pronouncements. A discussion of recent accounting standards.*

- *Results of Operations. An analysis of our financial results is presented to compare 2024 to 2023. We also provide a discussion of our Liquidity and Capital Resources position and usage.*

Overview

Dominari is a holding company that, through its various subsidiaries, is primarily engaged in wealth management, investment banking, sales and trading and asset management. In addition to capital investment, Dominari provides management support to the executive teams of its subsidiaries, helping them to operate efficiently and reduce cost under a streamlined infrastructure.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe that the following accounting estimates we have identified as critical involve a greater degree of judgment and complexity than our other accounting estimates. Accordingly, these are the estimates we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Fair Value Option — Short-Term Note and Convertible Note

The guidance in ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to make an irrevocable election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. The Company has elected to measure the purchases of its notes using the fair value option at each reporting date. Under the fair value option, bifurcation of an embedded derivative is not necessary, and all related gains and losses on the host contract and derivative due to change in the fair value will be reflected in interest income and other, net in the consolidated statements of operations. Interest accrues on the unpaid principal balance on a quarterly basis and is recognized in interest income in the consolidated statements of operations.

The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected. Pursuant to this guidance, assets and liabilities are measured at fair value based, in part, on general economic and stock market conditions and those characteristics specific to the underlying investments. The carrying value is adjusted to estimated fair value at the end of each quarter, required to be reported separately in our consolidated balance sheets from those instruments using another accounting method.

Under this guidance, the Company makes certain assumptions as to the fair value of the underlying notes. The primary critical estimate is the credit risk of the underlying companies. Any future credit risk is not known, as there is uncertainty, and subject to further estimates by the Company. Additionally, any future events are not taken into account, which could result in further estimates of the fair value of any outstanding notes.

Long-Term Investments

The Company accounts for long-term equity investments under Accounting Standards Codification ("ASC") 321 "Investments — Equity Securities" ("ASC 321"). In accordance with ASC 321, equity securities with readily determinable fair values are accounted for at fair value based on quoted market prices. Any equity securities with a readily determinable fair value are included within marketable securities on the accompanying consolidated balance sheet. Equity securities without readily determinable fair values are accounted for either at net asset value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company, throughout the process of determining if there are any changes resulting from observable price changes is faced with the risk of estimating certain aspects of its underlying investments. There are limited observable and orderly transactions that are known to the Company, due to the fact that its investments are primarily private companies. The Company estimates and uses judgments for these underlying investments, that result in uncertainty and estimates which could result in future changes in the carrying value of the investments. Additionally, the Company uses any information which is known to them, which could be from different types of instruments. Any estimates the Company may use, are its best estimate and may be subject to risk of further changes.

Effect of new accounting pronouncements not yet adopted

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

See Note 3 to the consolidated financial statements for a discussion of recent accounting standards.

Results of Operations

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

During the year ended December 31, 2024, we recognized approximately $18.1 million in revenue from operations, an increase of approximately $16.1 million as of the year ended December 31, 2023, primarily driven by the increase in our activities of Dominari Securities. During the years ended December 31, 2024 and 2023, we incurred a loss from operations of approximately $11.5 million and $21.8 million, respectively. The decrease in loss in operations was primarily attributable to the following:

i.   An approximate $16.1 million increase in revenue from operations, offset by,

ii.   An approximate $5.8 million increase in general and administrative expenses — driven by approximately an increase of $8 million of compensation expenses, due to the growing operations of the Company. In addition, the Company also had a decrease of approximately $2.4 million of professional fees (legal, consulting, accounting, etc.), which were largely due to the establishment of Dominari Financial and Dominari Securities during the year ended December 31, 2023.

During the years ended December 31, 2024 and 2023, other expenses was approximately $3.2 million and $1.1 million, respectively. The activity for the years ended December 31, 2024 and 2023, is primarily a result of overall volatility in investment valuations due to macroeconomic uncertainty (i.e. inflation, global tensions in the Ukraine, etc.) impacting marketable securities and the change in fair value of note receivable, and long-term investments. Specifically:

i.   Marketable securities — we recognized a gain of approximately $5.2 million for the year ended December 31, 2024. The increase of approximately $4.6 million in gains over the prior period is a result of additional activities during the year as we expanded.

ii.   Change in carrying value of long term investments — we recognized a change in carrying value of long term investments of $(7.1) million for the year ended December 31, 2024. During the year ended December 31, 2023, we recognized a change in carrying value of long term investments of $0.8 million. This change of approximately $7.8 million was the direct result of the Company writing down additional investments due to performance during the year ending December 31, 2024.

iii. Note receivable — the changes over the years ended December 31, 2024 and 2023 are a function of observable market transactions which resulted in a decrease in unrealized loss of approximately $0.9 million on the adjusted fair value of the note receivable during the year ended December 31, 2024, as well as a realized loss of $2.1 million on an uncollectible note.

Liquidity and Capital Resources

We continue to incur ongoing administrative and other expenses, including public company expenses. While we continue to implement our business strategy, we intend to finance our activities through:

•   managing current cash and cash equivalents on hand from our past debt and equity offerings;

•   seeking additional funds raised through the sale of additional securities in the future; and

•   seeking additional liquidity through credit facilities or other debt arrangements.

Our ultimate success is dependent on our ability to generate sufficient cash flow to meet our obligations on a timely basis. Our business may require significant amounts of capital to sustain operations that we need to execute our business plan to support our transition into the financial services industry. Our working capital amounted to approximately $24.4 million as of December 31, 2024. As of December 31, 2024, we had approximately $4 million of cash and cash equivalents and $5.8 million of marketable securities. Additionally, we had approximately $17 million in receivable from clearing brokers. Subsequent to December 31, 2024, we raised approximately $13.5 million. All of such funds are available to fund our operations. We believe our cash and cash equivalents and marketable securities, together with the anticipated cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. In the event that cash flow from operations is not sufficient to fund our operations, as expected, or if our plans or assumptions change, including if inflation begins to have a greater impact on our business or if we decide to move forward with any activities that require more outlays of cash than originally planned, we may need to raise additional capital sooner than expected. We may raise this additional capital by obtaining additional debt or equity financing, especially if we experience downturns in our business that are more severe or longer than anticipated, or if we experience significant increases in expense levels resulting from being a publicly traded company or from continuing operations.

Our ability to obtain capital to implement our growth strategy over the longer term will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets, and other factors, many of which are beyond our control. Specifically, as a result of recent volatility and weakness in the public markets, due to, among other factors, uncertainty in the global economy and financial markets, it may be much more difficult to raise additional capital, if and when it is needed, unless the public markets become less volatile and stronger at such time that we seek to raise additional capital. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to stockholders.

Cash Flows from Operating Activities

For the years ended December 31, 2024 and 2023, net cash used in operations was approximately $15.1 million and $22.2 million, respectively. The cash used in operating activities for the year ending December 31, 2024, is primarily attributable to a net loss of approximately $14.7 million, change in carrying value of long-term investment of approximately $7.1 million, stock-based compensation of approximately $1.6 million, realized gain on marketable securities of approximately $6.4 million, unrealized loss on marketable securities of approximately $1.7 million, realized and unrealized loss on note receivable of approximately $2.3 million and changes in operating assets and liabilities of approximately $7 million. The cash used in operating activities for the year ending December 31, 2023, is primarily attributable to a net loss of approximately $22.9 million, approximately $1.0 million of unrealized gain on marketable securities, change in fair value of long-term investment of approximately $0.8 million and changes in operating assets and liabilities of $5.3 million, partially offset by $3.0 million stock-based compensation expense, approximately $3.2 million in unrealized losses on note receivable and approximately $1.2 million in realized losses on marketable securities.

Cash Flows from Investing Activities

For the years ended December 31, 2024 and 2023, net cash provided by and (used in) investing activities was approximately $16.3 million and ($7.2) million, respectively. The cash provided by investing activities for the year ended December 31, 2024, primarily resulted from our purchase of marketable securities of approximately $7.8 million, partially offset by our sale of marketable securities of approximately $21.2 million, sale of long-term investments of $4.3 million, loans to employees of $2.4 million and collection of principal on note receivable of approximately $1 million. The cash used in investing activities for the year ended December 31, 2023, primarily resulted from our purchase of marketable securities of approximately $34.1 million and the acquisition of FPS for approximately $1.1 million, partially offset by our sale of marketable securities of approximately $27.6 million and collection of principal on note receivable of approximately $1.1 million.

Cash Flows from Financing Activities

For the years ended December 31, 2024 and 2023, net cash used in financing activities was $0 and approximately $0.9 million, which reflects the cost for the purchase of treasury stock.

Contractual obligations

None.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements and supplementary data required by this Item 8 follow.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Dominari Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dominari Holdings Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Long Term Equity Investments

As of December 31, 2024, the Company had $12.3 million of long term equity investments in companies without readily determinable fair values. The Company typically measures these investments at cost less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. We identified the valuation of these investments as a critical audit matter because of the significant judgement management uses to estimate the carrying value of the investments. This is a challenging audit area due to the subjectivity used in assessing whether observable price changes have occurred for investments that are identical or similar to the investment the Company holds, and in assessing whether or not an investment is impaired.

The following are the primary procedures we performed to address this critical audit matter. We obtained an understanding of management's process for accounting for those investments which do not have readily determinable fair values. We considered the appropriateness of the Company's application of accounting policy by obtaining and reviewing the Company's analysis and confirming its compliance with accounting principles generally accepted in the United States. We tested the mathematical accuracy of the Company's carrying value calculations. We evaluated the accounting conclusions reached by the Company as to whether or not any observable and orderly transactions had occurred for an identical or similar investment in the same issuer through reading the Company's available financial and other information regarding the investee and through public searches for corroborating or contradictory information and indicators of impairment. Further, we evaluated the appropriateness of the Company's impairment conclusions considering this internal and external information. For certain investments, we utilized our internal valuation group specialists to assess the appropriateness of the valuation methodologies. We also evaluated the adequacy of the Company's disclosures in the notes to the consolidated financial statements in relation to this matter.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2022.

New York, NY

April 15, 2025

DOMINARI HOLDINGS INC.
Consolidated Balance Sheets
($ in thousands except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,079	$ 2,833
Marketable securities	5,773	13,547
Receivable from clearing brokers	17,279	7,687
Prepaid expenses and other assets	1,019	898
Notes receivable, at fair value – current portion	—	3,177
Total current assets	28,150	28,142
Property and equipment, net	239	344
Notes receivable, at fair value – non-current portion	902	1,129
Long term equity investments	12,282	24,150
Loans to employees	2,150	—
Right-of-use assets	2,944	3,335
Security deposit	458	458
Total assets	**$ 47,125**	**$ 57,558**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 919	$ 1,036
Accrued commissions	2,057	128
Contract liabilities – current	240	—
Lease liability – current	410	421
Other current liabilities	157	22
Total current liabilities	3,783	1,607
Contract liabilities, less current portion	860	—
Lease liability, less current portion	2,629	3,028
Total liabilities	**7,272**	**4,635**
Stockholders' equity		
Preferred stock, $.0001 par value, 50,000,000 authorized		
Convertible Preferred Series D: 5,000,000 shares designated; 3,825 shares issued and outstanding as of December 31, 2024 and 2023; liquidation value of $0.0001 per share	—	—
Convertible Preferred Series D-1: 5,000,000 shares designated; 834 shares issued and outstanding as of December 31, 2024 and 2023; liquidation value of $0.0001 per share	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized; 7,037,022 and 5,995,065 shares issued as of December 31, 2024 and 2023, respectively; 6,976,874 and 5,934,917 shares outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	263,820	262,187
Treasury stock, as of cost, 60,148 shares as of December 31, 2024 and 2023	(501)	(501)
Accumulated deficit	(223,466)	(208,763)
Total stockholders' equity	39,853	52,923
Total liabilities and stockholders' equity	**$ 47,125**	**$ 57,558**

See accompanying notes to consolidated financial statements.

DOMINARI HOLDINGS INC.
Consolidated Statements of Operations
($ in thousands except share and per share amounts)

| | Years Ended December 31, | |
	2024	2023
Revenues	$ 18,146	$ 2,039
Operating costs and expenses		
General and administrative	29,673	23,838
Research and development	—	3
Research and development – license acquired	—	(6)
Total operating expenses	29,673	23,835
Loss from operations	(11,527)	(21,796)
Other income (expenses)		
Other income	86	36
Interest income	960	716
Gain on marketable securities, net	5,243	630
Realized and unrealized loss on note receivable, net	(2,347)	(3,248)
Change in carrying value of investments	(7,118)	780
Total other expenses	(3,176)	(1,086)
Net loss	**$ (14,703)**	**$ (22,882)**
Net loss per share, basic and diluted		
Basic and Diluted	$ (2.38)	$ (4.38)
Weighted average number of shares outstanding, basic and diluted		
Basic and Diluted	6,183,397	5,229,477

See accompanying notes to consolidated financial statements.

DOMINARI HOLDINGS INC.
Consolidated Statements of Changes in Stockholders' Equity
($ in thousands except share and per share amounts)

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock Shares	Amount	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2022	**4,659**	**$ —**	**5,485,096**	**$ —**	**$ 262,970**	**468,017**	**$ (3,322)**	**$ (185,881)**	**$ 73,767**
Stock-based compensation	—	—	1,179,468	—	2,977	—	—	—	2,977
Cancellation of common stock	—	—	(25,000)	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	236,630	(939)	—	(939)
Retirement of treasury stock	—	—	(644,499)	—	(3,760)	(644,499)	3,760	—	—
Net loss	—	—	—	—	—	—	—	(22,882)	(22,882)
Balance at December 31, 2023	**4,659**	**$ —**	**5,995,065**	**$ —**	**$ 262,187**	**60,148**	**$ (501)**	**$ (208,763)**	**$ 52,923**
Stock-based compensation	—	—	1,041,957	—	1,633	—	—	—	1,633
Net loss	—	—	—	—	—	—	—	(14,703)	(14,703)
Balance at December 31, 2024	**4,659**	**$ —**	**7,037,022**	**$ —**	**$ 263,820**	**60,148**	**$ (501)**	**$ (223,466)**	**$ 39,853**

See accompanying notes to consolidated financial statements.

DOMINARI HOLDINGS INC.
Consolidated Statements of Cash Flows
($ in thousands)

	Years Ended December 31,	
	2024	2023
Cash flows from operating activities		
Net loss	$ (14,703)	$ (22,882)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of right-of-use assets	391	359
Depreciation	105	83
Change in fair value of short-term investment	—	13
Change in carrying value of long-term investment	7,118	(793)
Non-cash warrant revenue	(176)	—
Stock-based compensation	1,633	2,977
Realized (gain) loss on marketable securities	(6,489)	1,180
Unrealized (gain) loss on marketable securities	1,676	(1,049)
Realized and unrealized loss on note receivable	2,347	3,248
Realized gain on receiving shares in exchange of note receivable extension	—	(36)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	(122)	(406)
Prepaid acquisition cost	—	301
Receivable from clearing brokers	(9,592)	(4,137)
Accounts payable and accrued expenses	(117)	376
Accrued commissions	1,929	(1,157)
Contract liabilities	1,100	—
Lease liabilities	(410)	(88)
Other current liabilities	135	(99)
Notes receivable, at fair value – net interest accrued	57	(122)
Net cash used in operating activities	(15,118)	(22,232)
Cash flows from investing activities		
Purchase of marketable securities	(7,826)	(34,125)
Sale of marketable securities	21,174	27,574
Purchase of fixed assets	—	(427)
Acquisition of FPS, net of cash acquired and receivable owed from FPS	—	(1,112)
Collection of principal on note receivable	1,000	1,102
Loans to employees	(2,390)	(107)
Purchase of long-term investments	(150)	(75)
Redemption of long-term investments	4,316	—
Collection of loans to employees	240	—
Net cash provided by (used in) investing activities	16,364	(7,170)
Cash flows from financing activities		
Purchase of treasury stock	—	(939)
Net cash used in financing activities	—	(939)
Net increase (decrease) in cash and cash equivalents	1,246	(30,341)
Cash and cash equivalents, beginning of period	2,833	33,174
Cash and cash equivalents, end of period	$ 4,079	$ 2,833
Cash paid for interest and taxes	$ 9	$ 686

DOMINARI HOLDINGS INC.
Consolidated Statements of Cash Flows
($ in thousands) — (Continued)

	Years Ended December 31, 2024	Years Ended December 31, 2023
Non-cash investing and financing activities		
Receiving shares in exchange of note receivable extension	$ —	$ 179
Note receivable principal and interest receivable reduced due to receiving shares	$ —	$ 143
Transfer from long-term investment to marketable securities	$ 1,033	$ —
On March 27, 2023, the Company acquired all assets and liabilities of FPS:		
Net assets acquired, net of cash acquired and receivable owed from FPS	$ —	$ 3,112
Less – Deposit previously transferred in October 2022 to FPS	$ —	$ (2,000)
Net cash paid	$ —	$ 1,112

See accompanying notes to consolidated financial statements.

Note 1. Organization and Description of Business and Recent Developments

Organization and Description of Business

Dominari Holdings Inc. (the "Company"), formerly AIkido Pharma, Inc., was founded in 1967 as Spherix Incorporated. Since 2017, the Company operated as a biotechnology company with a diverse portfolio of small-molecule anticancer and antiviral therapeutics and their related patent technology. The Company is in the process of winding down its historical pipeline of biotechnology assets held by Aikido Labs, LLC. In an effort to enhance shareholder value, in June of 2022, the Company formed a wholly owned financial services subsidiary, Dominari Financial Inc. ("Dominari Financial"), with the intent of shifting the Company's primary operating focus away from biotechnology to the fintech and financial services industries. Through Dominari Financial, the Company acquired Dominari Securities LLC ("Dominari Securities"), an introducing broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA") and an investment adviser registered with the Securities and Exchange Commission ("SEC"). Dominari Securities is also licensed to provide investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

On September 9, 2022, Dominari Financial entered into a membership interest purchase agreement, as amended and restated on March 27, 2023 (the "FPS Purchase Agreement") with Fieldpoint Private Bank & Trust ("Seller"), a Connecticut bank, for the purchase of its wholly owned subsidiary, Fieldpoint Private Securities, LLC, a Connecticut limited liability company ("FPS"), that is a broker-dealer, a member of FINRA and an investment adviser registered with the SEC. Pursuant to the terms of the FPS Purchase Agreement, Dominari Financial purchased from the Seller 100% of the membership interests in FPS (the "Membership Interests"). The registered broker-dealer and investment adviser businesses will be operated as a wholly owned subsidiary of Dominari Financial. The FPS Purchase Agreement provided for Dominari Financial's acquisition of FPS' Membership Interests in two closings, the first of which occurred on October 4, 2022 (the "Initial Closing"), at which Dominari Financial paid to the Seller $2.0 million in consideration for a transfer by the Seller to Dominari Financial 20% of the FPS Membership Interests. Following the Initial Closing, FPS filed a continuing membership application requesting approval for a change of ownership, control, or business operations with FINRA in accordance with FINRA Rule 1017 (the "Rule 1017 Application"). The Rule 1017 Application was approved by FINRA on March 20, 2023. The second closing occurred on March 27, 2023. Dominari Financial paid to the Seller an additional $1.4 million in consideration for a transfer by the Seller to Dominari Financial of the remaining 80% of the Membership Interests. As a result of the ownership change, FPS was renamed Dominari Securities LLC.

On October 13, 2023, the Company entered into two separate Limited Liability Agreements with Dominari Manager LLC ("Manager") and Dominari IM LLC ("Investment Manager") which are both wholly owned subsidiaries and whose operations are included within the consolidated financial statements of Dominari Holdings Inc. Manager was named as the manager of Dominari Master SPV LLC (the "Master SPV"), a limited liability company formed by the Company in 2022, and is responsible for the day-to-day operations of the Master SPV. Investment Manager was named the investment manager of Master SPV and is responsible for providing investment advice and decisions on behalf of the Master SPV. Beginning in March 2024, the Manager established various series of funds (the "Series") of the Master SPV for the purpose of making investments in companies identified by the Investment Manager with proceeds generated by the sale of non-voting interests in such Series by the Master SPV to investors, in which the Company may, from time to time as it deems appropriate, also invest in such series alongside third-party investors.

On May 21, 2024, Dominari Financial and Heritage Strategies LLC ("HS") entered into a Limited Liability Company Operating Agreement (the "JV Agreement") of Dominari Financial Heritage Strategies LLC ("DFHS"). The JV Agreement governs the operation of DFHS, including the distributions to the members of DFHS upon the offer, sale and renewal of various insurance products and services, including life insurance, private placement insurance, group medical plans, qualified plans, business insurance, and family office and estate planning services. Pursuant to the terms of the JV Agreement, Dominari Financial and HS are the co-managing members (the "Co-Managing Members"), each with fifty percent (50%) ownership interests in DFHS. Revenues from the sale of the various insurance products and services after deducting general and administrative costs are distributed to the Co-Managing Members as set forth in the JV Agreement.

Note 2. Liquidity and Capital Resources

The Company continues to incur ongoing administrative and other expenses, including public company expenses, in excess of corresponding (non-financing related) revenue. While the Company continues to implement its business strategy, it intends to finance its activities through managing current cash on hand from the Company's past equity offerings.

As of December 31, 2024, the Company has approximately $4 million of cash and cash equivalents and $5.8 million of marketable securities. Additionally, the Company had approximately $17 million in receivable from clearing brokers. As disclosed in Note 18, subsequent to December 31, 2024, the Company raised approximately $13.5 million. All of such funds are available to fund the Company's operations. Based upon projected cash flow requirements, the Company has adequate cash and cash equivalents and marketable securities, together with the anticipated cash flow from operations to fund its operations for at least the next twelve months from the date of the issuance of these consolidated financial statements.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), and in conformity with the rules and regulations of the SEC.

The Company's policy is to consolidate all entities that it controls by ownership of a majority of the membership interest or outstanding voting stock. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aikido Labs, Dominari Financial, and Dominari Securities. All significant intercompany balances and transactions have been eliminated in consolidation.

Joint Ventures

On May 21, 2024, the Company entered into a limited liability company operating agreement to form Dominari Financial Heritage Strategies LLC ("DFHS"). The Company has a 50% interest in DFHS. The purpose of DFHS is to sell various insurance products and services, including life insurance, private placement insurance, group medical plans, qualified plans, business insurance, and family office and estate planning services. The Company has determined it is not the primary beneficiary of DFH and thus will not consolidate the activities in its consolidated financial statements. The Company will account for its interest in DFHS under the equity method accounting in accordance with ASC 323. As of December 31, 2024, there has been no material activity in DFHS.

Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. The Company's significant estimates and assumptions include stock-based compensation, the valuation of investments, the valuation of notes receivable and the valuation allowance related to the Company's deferred tax assets. Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions.

Concentration of Cash

The Company maintains cash balances at four financial institutions in checking accounts. From time to time, the Company's cash account balances exceed the balances as covered by the Federal Deposit Insurance System. The Company has never suffered a loss due to such excess balances. As of December 31, 2024 and 2023, the Company had no cash equivalents.

Note 3. Summary of Significant Accounting Policies (cont.)

Marketable Securities

Marketable securities are classified as trading and are carried at fair value. The Company's marketable securities consist of highly liquid mutual funds, exchange-traded & closed-end funds which are valued at quoted market prices, as well as warrants of publicly listed companies received as consideration for underwriting services provided.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Property and equipment held under finance leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Research and Development

Research and development costs, including acquired in-process research and development expenses for which there is no alternative future use, are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Accounting for Warrants

The Company accounts for the issuance of common stock purchase warrants issued in connection with the equity offerings in accordance with the provisions of Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging* ("ASC 815"). The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement).

Stock-based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company's long-term incentive plans are granted with an exercise price equal to no less than the market price of the Company's stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a one- to five-year period.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company recognizes stock-based compensation expense on a graded-vesting basis over the requisite service period for each separately vesting tranche of each award.

Expected Term — The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility — The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate —The Company bases the risk-free interest rate on the implied yield available on U. S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend — Through December 31, 2024, the Company has never declared or paid any cash dividends on its common shares and did not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in its valuation models. Subsequent to December 31, 2024, on February 11, 2025, the Company declared a special cash dividend.

Note 3. Summary of Significant Accounting Policies (cont.)

The Company accounts for forfeitures as they occur.

Fair Value Option — Short-term Note and Convertible Note

The guidance in ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to make an irrevocable election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. The Company has elected to measure the purchases of its notes using the fair value option at each reporting date. Under the fair value option, bifurcation of an embedded derivative is not necessary, and all related gains and losses on the host contract and derivative due to change in the fair value will be reflected in interest income and other, net in the consolidated statements of operations. Interest accrues on the unpaid principal balance on a quarterly basis and is recognized in interest income in the consolidated statements of operations.

The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected. Pursuant to this guidance, assets and liabilities are measured at fair value based, in part, on general economic and stock market conditions and those characteristics specific to the underlying investments. The carrying value is adjusted to estimated fair value at the end of each quarter, required to be reported separately in our consolidated balance sheets from those instruments using another accounting method.

Receivable from Clearing Brokers

Receivable from Dominari Securities' clearing brokers consisted of approximately $15.4 million of liquid insured deposits, $1.3 million of commissions receivable and $0.6 million of good faith deposits maintained by the Company with its clearing brokers as of December 31, 2024. Receivable from Dominari Securities' clearing brokers consisted of approximately $7.2 million of liquid insured deposits and $0.5 million of good faith deposits maintained by the Company with its clearing brokers as of December 31, 2023. Such amount is stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for estimated losses resulting from the inability of its clearing brokers to make required payments. Management considers the following factors when determining the collectability of specific accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. As of December 31, 2024 and 2023 an allowance for credit losses was not deemed necessary.

Leases

The Company accounts for its leases under ASC 842, *Leases* ("ASC 842"). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred (see Note 9 — *Leases*).

Revenue

The Company recognizes revenue under ASC 606 - *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when control of the promised goods or performance obligations for services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services.

Note 3. Summary of Significant Accounting Policies (cont.)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Underwriting services include underwriting and private placement agent services in both the public and private equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, and underwriting and distributing public and private debt. Underwriting and placement agent revenue are recognized at a point in time on trade-date, as the client obtains the control and benefit of the underwriting offering at that point. The Company expenses any costs associated with underwriting transactions and they are recorded on a gross basis within the general and administrative line item in the consolidated statements of operations as the Company is acting as a principal in the arrangement. The Company applies the practical expedient under ASC 606, as any such costs would by amortized in one year or less. The Company also provides investment banking services. Investment banking services typically include fees earned for acting as a financial advisor for mergers and acquisitions or similar transactions. These services provided by the Company are not distinct from the potential transaction that may occur. Due to this, the Company believes the performance obligation for providing investment banking services is satisfied when the earliest occurs (i) termination of the engagement letter, (ii) expiration of engagement letter or (iii) successful transaction has occurred.

  Any non-cash consideration earned by the Company in providing the aforementioned services is recorded at fair value in accordance with ASC 820, on the date that revenue is recognized.

- Commissions are earned by executing transactions for clients primarily in equity, equity-related, and debt products. Commission revenue associated with trade execution are recognized at a point in time on trade-date. Commissions revenue are generally paid on settlement date and the Company records receivables to account for timing between trade-date and payment on settlement date and are included in receivable from clearing brokers on the accompanying consolidated balance sheet.

- Account advisory and management fees are two revenue streams which are both recognized over time. Please see further description below:

  - The Company earns revenue for performing account advisory and investment advisory services for customers based on contractually fixed rates applied, as a percentage, to the market value of assets in a customer's account. The performance obligation for investment advisory services is considered a series of distinct services that are substantially the same and are satisfied each day of the contract and are recognized as revenue over time. Investment advisory fees are payable in arrears on a quarterly basis.

  - Management fees represent asset-based fees received in exchange for providing management services to certain related party pooled investment vehicles (funds). These fees are charged based upon contractually fixed rates applied, as a percentage, to the total assets of those pooled investment vehicles managed by the Company at the date upon which an investor subscribes into the fund, subsequently deferred. The Company recognizes these revenues over time as the Company has determined that the customer simultaneously receives and consumes the benefits of the management services as they are provided. Revenues are typically recognized over a period of five years, which the Company has estimated to be a reasonable estimate of the period during which the Company shall provide management services.

  Contract liabilities relate to payments received in advance of performance under the contract and are the result of remaining performance obligations for management services. Contract liabilities are recognized as revenues when the Company provides ongoing investment management services. During the year ending December 31, 2024, Manager received approximately $1.2 million of cash which will be recognized over time. As of December 31, 2024, $1.1 million of such revenue has been deferred and is included in contract liabilities on the accompanying consolidated balance sheet. Approximately $0.2 million is expected to be recognized during the year ending December 31, 2025, and is recorded in current liabilities. The remaining balance is expected to be recognized through 2029.

Note 3. Summary of Significant Accounting Policies (cont.)

- Other revenue includes revenues such as miscellaneous fees and reimbursed expenses. Other revenue is recognized as revenue ratably over the period that such services are provided which are distinct from the services provided in other periods. Type of other revenue include trailing fees for mutual funds 12b-1, variable annuity, fixed annuities, and insurance products. These trailing fees are paid by product partners for ongoing services and/or advice provided to underlying investor accounts. Trailing fees are recognized as income when earned, usually monthly or quarterly as net asset value is determined.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary difference resulting from matters that have been recognized in the Company's consolidated financial statement or tax returns. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

As required by the provisions of ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. If applicable, interest costs and penalties related to unrecognized tax benefits are required to be calculated and would be classified as interest and penalties in general and administrative expense in the statement of operations.

Long-term Equity Investments

The Company accounts for long-term equity investments under Accounting Standards Codification ("ASC") 321 "Investments — Equity Securities" ("ASC 321"). In accordance with ASC 321, equity securities with readily determinable fair values are accounted for at fair value based on quoted market prices. Any equity securities with a readily determinable fair value are included within marketable securities on the accompanying consolidated balance sheet. Equity securities without readily determinable fair values are accounted for either at net asset value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Recently Adopted Accounting Standards

In October 2021, the Financial Accountings Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-08, *Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). This update amends Topic 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities in accordance with ASC 606. The Company adopted ASU 2021-08 on January 1, 2023. There was no material impact to the Company's consolidated financial statements from the implementation of ASU 2021-08.

Note 3. Summary of Significant Accounting Policies (cont.)

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring the fair value of the equity security. ASU 2022-03 also clarifies that an entity cannot recognize and measure a contractual sale restriction as a separate unit of account. The amendments in ASU 2022-03 may be early adopted and are effective on a prospective basis for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted ASU 2022-03 on January 1, 2024. There was no material impact to the Company's consolidated financial statements from the implementation of ASU 2022-03.

In March 2023, the FASB issued ASU 2023-01, *Leases*, to require entities to classify and account for leases with related parties on the basis of legally enforceable terms and conditions of the arrangement. The amendments are effective in periods beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted ASU 2023-01 on January 1, 2024. There was no material impact to the Company's consolidated financial statements from the implementation of ASU 2023-01.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires enhanced disclosures regarding significant segment expenses and other segment items for public entities on both an annual and interim basis. Specifically, the update required that entities provide, during interim periods, all disclosures related to a reportable segment's profit or loss and assets that were previously required only on an annual basis. Additionally, this guidance necessitates the disclosure of the title and position of the Chief Operating Decision Maker ("CODM"). The new guidance does not modify how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years starting after December 15, 2024. This ASU must be applied retrospectively to all prior periods presented. The Company adopted this ASU during the year ended December 31, 2024.

Effect of new accounting pronouncements to be adopted in future periods

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on these consolidated financial statements, besides below.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09),* which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company's management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Note 4. Marketable Securities

The realized gain or loss, unrealized gain or loss, and dividend income related to marketable securities for the years ended December 31, 2024 and 2023, which are recorded as a component of gains and (losses) on marketable securities on the consolidated statements of operations, are as follows ($ in thousands):

	Years Ended December 31,	
	2024	**2023**
Realized gain (loss)	$ 6,489	$ (1,180)
Unrealized gain (loss)	(1,676)	1,049
Interest and dividend income	430	761
Total	$ 5,243	$ 630

Note 5. Long-Term Equity Investments

The Company holds interests in several privately held companies as long-term investments. The following table presents the Company's long-term investments as of December 31, 2024 and 2023 ($ in thousands):

	December 31, 2024		December 31, 2023	
	Cost Basis	Carrying Value	Cost Basis	Carrying Value
Investment in Kerna Health	$ 2,140	$ 4,940	$ 2,140	$ 4,940
Investment in Kaya Now, Inc.	—	—	1,500	
Investment in Big Sky Opportunities Fund LLC (Tevva Motors Limited)*	—	—	1,972	2,794
Investment in Unusual Machines***	—	—	1,075	1,033
Investment in Revere Master SPV Series 1 (Qxpress Pte Ltd)*	1,000	1,000	1,000	1,000
Investment in MW LSV MasterClass, LLC (Yanka Industries, Inc. d.b.a. Masterclass)*	170	170	170	170
Investment in Payward, Inc. and MWSI VC Kraken-II, LLC (Payward, Inc. d.b.a.Kraken)**	597	364	597	597
Investment in Aeon Partners Fund Series EG (Epic Games, Inc.)*	3,500	2,248	3,500	3,500
Investment in Tesspay, Inc. and Revere Master SPV Series VI (TessPay, Inc.)**	1,240	1,240	1,240	2,679
Investment in Aeon Partners Fund Series G (SpaceX, Inc.)*	—	—	3,500	4,867
Investment in Aeon Partners Fund Series DB (Databricks, Inc.)*	716	538	1,200	842
Investment in Discord Inc.	476	476	476	476
Investment in Thrasio, Inc.	300	—	300	300
Investment in Automation Anywhere, Inc.	476	397	476	476
Investment in Dominari Master SPV LLC Series VI (X.AI Corp. d.b.a. xAI)*	100	109	—	—
Investment in Dominari Master SPV LLC Series XI (Cerebras Systems Inc.)*	25	25	—	—
Investment in Dominari Master SPV LLC Series XII (Groq, Inc.)*	25	25	—	—
Investment in AdvEn Inc.	750	750	—	—
Investment in Forge Investments LLC Series Fund FG-MHM (Anduril Industries, Inc.)*	—	—	476	476
Total	**$ 11,515**	**$ 12,282**	**$ 19,622**	**$ 24,150**

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*   Investments made in these companies are through a Special Purpose Vehicle ("SPV"). The SPV is the holder of the actual stock. The Company does not hold these stock certificates directly.

** Investments made in these companies are through both an SPV and direct investments.

*** Underlying company had an IPO transaction during 2024. The Company has included the underlying investment in marketable securities as of December 31, 2024.

The Company recorded a decrease in the carrying values of approximately $6.4 million for the year ended December 31, 2024. Please see below details of the changes in carrying value by investment.

Investment in Aeon Partners Fund Series G (SpaceX, Inc.)

The Company redeemed its holdings in SpaceX in April of 2024 totaling 36,842 shares of participating membership unites of SpaceX for $3.5 million. This resulted in the Company recording a decrease in the carrying value of the investment for the fiscal year ended December 31, 2024.

Note 5. Long-Term Equity Investments (cont.)

Investment in Dominari Master SPV LLC Series VI (X.AI Corp. d.b.a. xAI)

On May 2, 2024, the Company entered into an agreement (the "xAI Agreement") with Dominari Master SPV LLC whereby the Company agreed to purchase 100,000 Series XI xAI Units for $0.1 million. During the Company's fourth quarter 2024 review of the xAI investment, the Company noted a fourth quarter funding round that slightly increased the carrying value. As a result, as of December 31, 2024, the company recorded an increase in the carrying value of $9,113.

Investment in Dominari Master SPV LLC Series XI (Cerebras Systems Inc.)

On June 17, 2024, the Company entered into an agreement (the "Cerebras Agreement") with Dominari Master SPV LLC whereby the Company agreed to purchase 25,000 Series XI Cerebras Units for $25,000.

Investment in Dominari Master SPV LLC Series XII (Groq, Inc.)

On July 25, 2024, the Company entered into an agreement (the "Groq Agreement") with Dominari Master SPV LLC whereby the Company agreed to purchase 25,000 Series XII Groq Units for $25,000.

Investment in Unusual Machines

Unusual Machines, Inc, an emerging leader in first-person view (FPV) drone technology, closed its initial public offering of common stock on February 14, 2024 at a public offering price of $4 per share and the shares began trading on the NYSE American under the ticker symbol "UMAC". As of December 31, 2024, the value of the Company's holdings in UMAC are presented within the Marketable Securities line item of the financial statements, as the investment has a readily determinable fair value.

Investment in Big Sky Opportunities Fund LLC (Tevva Motors Limited)

On September 22, 2021, the Company entered into a securities purchase agreement (the "Tevva Motors Subscription Agreement") with Big Sky Opportunities Fund, LLC, who handled the offering for Tevva Motors. As of December 31, 2023 the investment was valued at $2.8 million. During the second quarter of 2024, the Company identified indicators of impairment for the Tevva investment as a result of liquidity concerns. As a result, the Company recorded an impairment charge of approximately $2.8 million and the investment in Tevva was valued at $0 as of December 31, 2024.

Investment in Tesspay, Inc. and Revere Master SPV Series VI (TessPay, Inc.)

On March 23, 2022, the Company entered into a securities purchase agreement (the "Tesspay Securities Purchase Agreement") with Tesspay. Under the Tesspay Securities Purchase Agreement, the Company agreed to purchase 1,000,000 shares of common stock of Tesspay for approximately $0.2 million. The Company also invested an additional $1.0 million for pre-IPO shares with Revere Master SPV LLC-Series VI, who handled the offering for Tesspay. As of December 31, 2023 the investment was valued at $2.7 million. Management noted that Tesspay filed an amendment to its SEC Form S-1 Registration Statement on April 30, 2024 wherein Tesspay disclosed its intent to IPO at between $5.0 and $6.0 price per share. However, given the uncertainty around the probability of the timing of an IPO, the Company has written its investment down to its cost basis. Through the fiscal year 2024 the Company has recorded a decrease in the carrying value of the investment of $1.4 million, with a carrying value of $1.2 million as of December 31, 2024.

Investment in Forge Investments LLC Series Fund FG-MHM (Anduril Industries, Inc.)

The Company redeemed its holdings in Anduril in November of 2024 totaling 14,880 shares of participating membership unites of Fund FG-MHM for net proceeds of $0.5 million. This resulted in the Company recording a decrease in the carrying value of the investment for the fiscal year ended December 31, 2024.

Note 5. Long-Term Equity Investments (cont.)

Investment in Thrasio, Inc.

In April 2022, the Company entered into a securities purchase agreement (the "Thrasio Securities Purchase Agreement") with privately-held company Thrasio, LLC, an aggregator of private brands of top Amazon businesses and direct-to-consumer brands. As of December 31, 2023 the investment was valued at $0.3 million. During our first quarter 2024 review of the Thrasio investment Dominari noted news activity related to Thrasio had filed for Chapter 11 bankruptcy protection. As a result, the Company recorded an impairment charge of approximately $0.3 million and the investment in Thrasio was valued at $0 as of December 31, 2024.

Investment in Aeon Partner Funds Series EG (Epic Games, Inc.)

On March 22, 2022, the Company entered into a securities purchase agreement (the "Epic Games Securities Purchase Agreement") with Aeon Partners Fund, Series EG, who handled the offering of Epic Games shares. Under the Epic Games Securities Purchase Agreement, the Company agreed to purchase an aggregate of 901 shares of common stock of Epic Games for a total $1.5 million. In April 2022, the Company invested an additional $2 million for the purchase of additional shares of common stock of Epic Games through the Aeon Partners Fund, Series EG. As of December 31, 2023 the investment was valued at $3.5 million. During the Company's first quarter of 2024 review of the investment Dominari noted a $1.5 billion funding round at a lower price per share than the Company's initial investment in Epic Games resulting in a $1.3 million decrease in the carrying value of this investment during the fiscal year ended December 31, 2024. The investment was valued at $2.2 million as of December 31, 2024.

Investment in Payward, Inc. and MWSI VC Kraken-II, LLC (Payward, Inc. d.b.a.Kraken)

During the Company's first quarter of 2024 review of the investment, Dominari recorded a $0.2 million decrease in the carrying value of this investment during the fiscal year ended December 31, 2024. The investment was valued at $0.3 million as of December 31, 2024.

Investment in AdvEn Inc.

On December 26, 2021, the Company entered into a securities purchase agreement (the "AdvEn Securities Purchase Agreement") with AdvEn Inc. ("AdvEn'), formerly known as Nano Innovations Inc. Under the AdvEn Securities Purchase Agreement, the Company purchased a 10% senior secured convertible promissory note (the "AdvEn Convertible Note") in the principal amount of $750,000 and warrants ("AdvEn Warrants", and together with the AdvEn Convertible Note, the "AdvEn Convertible Securities") permitting the Company to purchase an amount of AdvEn's common voting shares equal to 50% of the number of common shares issuable upon the conversion of the AdvEn Convertible Note. The Company paid a purchase price of $750,000 for the AdvEn Convertible Note and the AdvEn Warrants. In the fourth quarter of 2022, the Company identified indicators of impairment and recorded an impairment loss on the total investment held.

On September 11, 2024, the Company entered into a securities exchange agreement with AdvEn in which the Company agreed to cancel and retire the AdvEn Convertible Securities in exchange for a number of shares of Series D preferred stock of AdvEn equal to 110% of the outstanding amount of the AdvEn Convertible Note that was cancelled multiplied by AdvEn's initial public offering price, which is convertible into shares and warrants (the "Exchange") and carries a liquidation preference of $1,000 per share. During the Company's first quarter of 2024 review of the investment, Dominari recorded a $0.1 million decrease in the carrying value of this investment during the fiscal year ended December 31, 2024. The investment was valued at $0.8 million as of December 31, 2024.

Investment in Aeon Partners Fund Series DB (Databricks, Inc.)

In the fourth quarter of 2024, the Company partially redeemed a portion of its membership units in Aeon Partner Funds Series DB (Databricks, Inc.). In November of 2024, the Company redeemed 4,638.44 membership units and recognized a gain of approximately $31,000 from the carrying value of the investment from December 31, 2023.

Note 5. Long-Term Equity Investments (cont.)

The Company adjusted the carrying value of the remaining investment based on its November 2024 transaction, resulting in an increase of $35,388 in the adjusted carrying value during the fiscal year ended December 31, 2024. The investment was valued at $0.5 million as of December 31, 2024.

Investment in Automation Anywhere, Inc.

In April 2022, the Company entered into a securities purchase agreement (the "Automation Anywhere Securities Purchase Agreement") with privately held company Automation Anywhere, Inc. During our fourth quarter review of its investment, the Company noted recent secondary transactions indicating a decrease in the implied value of the investment per the Company's independent third-party valuation. As a result, the Company recorded and impairment charge of approximately $80,000 and the investment in Automation Anywhere was valued at $0.4 million as of December 31, 2024.

Note 6. Notes Receivable

The following table presents the Company's notes receivable as of December 31, 2024 and 2023 ($ in thousands):

December 31, 2024

	Maturity Date	Stated Interest Rate	Principal Amount	Interest Receivable	Fair Value
Notes receivable, at fair value					
Convergent convertible note	12/2/2024	8%	$ —	$ —	$ —
Raefan Industries LLC	06/30/2025	8%	$ —	$ —	$ —
American Innovative Robotics	04/01/2027	8%	$ 1,106	$ 23	$ 902
Notes receivable, at fair value – current portion					$ —
Notes receivable, at fair value – non-current portion					$ 902

December 31, 2023

	Maturity Date	Stated Interest Rate	Principal Amount	Interest Receivable	Fair Value
Notes receivable, at fair value					
Convergent convertible note	12/2/2024	8%	$ 1,006	$ 58	$ 1,064
Raefan Industries LLC	12/31/2024	8%	$ 1,363	$ 751	$ 2,114
American Innovative Robotics	04/01/2027	8%	$ 1,106	$ 22	$ 1,128
Notes receivable, at fair value – current portion					$ 3,177
Notes receivable, at fair value – non-current portion					$ 1,129

Convergent Therapeutics, Inc.

On December 2, 2024, the Convergent Convertible Note matured and for the year ended December 31, 2024, the Company received principal repayments of approximately $1 million and interest income of approximately $223,000 and a realized loss of $6,000.

Note 6. Notes Receivable (cont.)

Raefan Industries LLC

During 2024, the Company deemed that the note for Raefan Industries LLC was uncollectible, and as a result, the Company recorded a realized loss as a result of directly writing off the note on Raefan Industries LLC. For the year ended December 31, 2024, a total of $2.1 million of principal and interest went uncollected.

American Innovative Robotics, LLC

During 2024, the Company recorded interest income of approximately $89,000, and an unrealized loss on the note of approximately $227,000 on the Robotics Promissory Note for the year ended December 31, 2024. Subsequent to December 31, 2024, the Company received approximately $1.1 million for full payment of the outstanding principal amount and accrued interest.

Note 7. Fair Value of Financial Assets and Liabilities

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The Company uses three levels of inputs that may be used to measure fair value:

     Level 1 — quoted prices in active markets for identical assets or liabilities

     Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

     Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The following table presents the Company's assets and liabilities that are measured at fair value as of December 31, 2024 and 2024 ($ in thousands):

	Fair value measured as of December 31, 2024			
	Total at December 31, 2024	**Quoted prices in active markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Assets				
Marketable securities:				
Equities	$ 5,773	$ 4,156	$ 1,617	$ —
Total marketable securities	$ 5,773	$ 4,156	$ 1,617	$ —
Notes receivable at fair value, non-current portion	$ 902	$ —	$ —	902

Note 7. Fair Value of Financial Assets and Liabilities (cont.)

		Fair value measured as of December 31, 2023		
	Total at December 31, 2023	**Quoted prices in active markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Assets				
Marketable securities:				
Equities	$ 13,547	$ 13,547	$ —	$ —
Total marketable securities	$ 13,547	$ 13,547	$ —	$ —
Notes receivable at fair value, current portion	$ 3,177	$ —	$ —	$ 3,177
Notes receivable at fair value, non-current portion	$ 1,129	$ —	$ —	$ 1,129

Level 3 Measurement

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial assets that are measured at fair value on a recurring basis ($ in thousands):

December 31, 2024

Notes receivable at fair value, current portion at December 31, 2023	$ 3,177
Collection of principal outstanding	(1,000)
Realized and unrealized loss on note receivable	(2,121)
Change in interest receivable	(56)
Notes receivable at fair value, current portion at December 31, 2024	$ —
Notes receivable at fair value, non-current portion at December 31, 2023	$ 1,129
Unrealized gain (loss) on notes receivable	(227)
Notes receivable at fair value, non-current portion at December 31, 2024	$ 902

December 31, 2023

Notes receivable at fair value, current portion at December 31, 2022	$ 7,474
Collection of principal outstanding	(1,000)
Unrealized loss on note receivable	(3,254)
Principal reduced due to receiving shares	(143)
Accrued interest receivable	100
Notes receivable at fair value, current portion at December 31, 2023	$ 3,177
Notes receivable at fair value, non-current portion at December 31, 2022	$ 1,100
Unrealized gain on note receivable	6
Accrued interest receivable	23
Notes receivable at fair value, non-current portion at December 31, 2023	$ 1,129

Notes Receivable at fair value

As of December 31, 2024, the fair value of the notes receivable was measured taking into consideration cost basis, market participant inputs, market conditions, liquidity, operating results and other qualitative and quantitative factors. For the year ended December 31, 2024 the Company had realized and unrealized losses on notes receivable of $2.3 million.

Note 7. Fair Value of Financial Assets and Liabilities (cont.)

The following table provides quantitative information regarding the Company's Level 3 fair value measurements at December 31, 2024 and 2023:

	2024	2023
Valuation technique	Discounted cash flow	Discounted cash flow
Unobservable input and range:		
Probability of default	20%	0 – 40%
Discount rate.	8%	8 – 50%

Note 8. Property and Equipment

Property and equipment, net, consists of the following as of December 31, 2024 and 2023:

	Estimated Useful Lives	December 31, 2024	December 31, 2023
Leasehold improvements	Shorter of the remaining lease term or estimated useful life	$ 50	$ 50
Machinery, equipment and computer software.	1 to 15 years	169	169
Furniture and fixtures	3 to 5 years	208	208
Total		$ 427	$ 427
Less: Accumulated depreciation and amortization		(188)	(83)
Total property and equipment, net		$ 239	$ 344

Depreciation expense was $105,000 and $83,000 during the years ended December 31, 2024 and 2023, respectively.

Note 9. Leases

On December 1, 2021, the Company entered into a Lease Agreement (the "Company's Lease") with Trump Tower Commercial LLC, a New York limited liability company. Under the Company's Lease, the Company rents a portion of the twenty-second floor at 725 Fifth Avenue, New York, New York (the "22nd Floor Premises"). The Company currently uses the 22nd Floor Premises to run its day-to-day operations. The initial term of the Company's Lease is seven (7) years commencing on July 11, 2022 ("Commencement Date). Under the Company's Lease, the Company is required to pay monthly rent, commencing on January 11, 2023, equal to $12,874. Effective for the sixth and seventh years of the Company's Lease, the rent shall increase to $13,502. The Company took possession of the 22nd Floor Premises on the Commencement Date.

On September 23, 2022, Dominari Financial entered into a Lease Agreement ("Dominari Financial's Lease") with Trump Tower Commercial LLC, a New York limited liability company. Under Dominari Financial's Lease, Dominari Financial rents a portion of a floor at 725 Fifth Avenue, New York, New York (the "Premises"). Dominari Financial currently uses the Premises to run its day-to-day operations. The initial term of Dominari Financial's Lease is seven (7) years commencing on the date that possession of the Premises is delivered to Dominari Financial. Under Dominari Financial's Lease, Dominari Financial is required to pay monthly rent equal to $49,368. Effective for the sixth and seventh years of Dominari Financial's Lease, the rent shall increase to $51,868 per month. The Company took possession of the Premises in February 2023.

Note 9. Leases (cont.)

The tables below represent the Company's lease assets and liabilities as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Assets:		
Operating lease right-of-use-assets	$ 2,944	$ 3,335
Liabilities:		
Current		
Operating	410	421
Long-term		
Operating	2,629	3,028
	$ 3,039	$ 3,449

The following tables summarize quantitative information about the Company's operating leases, under the adoption of ASC 842:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term – operating leases (in years)	5.5	6.5
Weighted-average discount rate – operating leases	10.0%	10.0%

During the years ended December 31, 2024 and 2023, the Company recorded approximately $0.8 million, both years, of lease expense to current period operations.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating leases		
Operating lease cost	$ 712	$ 668
Short-term lease rent expense	119	105
Net rent expense	$ 831	$ 773

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating cash flows – operating leases	$ 391	$ 359
Right-of-use assets obtained in exchange for operating lease liabilities	$ —	$ 2,780

As of December 31, 2024, future minimum payments during the next five years and thereafter are as follows:

	Operating Leases
Year Ended December 31, 2025	$ 698
Year Ended December 31, 2026	685
Year Ended December 31, 2027	685
Year Ended December 31, 2028	766
Year Ended December 31, 2029	784
Thereafter	376
Total	3,994
Less present value discount	(955)
Operating lease liabilities	$ 3,039

Note 10. Net Loss per Share

Basic loss per share of common stock is computed by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock or common stock equivalents outstanding for the period. Diluted loss per common share is computed similar to basic loss per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock as of the first day of the period. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share for the years ended December 31, 2024, and 2023 are as follows:

	As of December 31,	
	2024	**2023**
Convertible preferred stock	34	34
Warrants to purchase common stock	444,796	444,796
Restricted stock awards	50,000	136,309
Options to purchase common stock	376,654	420,168
Total	**871,484**	**1,001,307**

Note 11. Stockholders' Equity and Convertible Preferred Stock

Common Stock

As of December 31, 2024, there are 7,037,022 shares of common stock issued and 6,976,874 shares outstanding.

Treasury Stock

There are 60,148 shares of treasury stock as of December 31, 2024.

Series D Convertible Preferred Stock

In connection with the acquisition of North South's patent portfolio in September 2013, the Company issued 1,379,685 shares of its Series D Convertible Preferred Stock ("Series D Preferred Stock") to the stockholders of North South. Each share of Series D Preferred Stock has a stated value of $0.0001 per share and is convertible into 10 over 1,373 of a share of Common Stock. Upon the liquidation, dissolution or winding up of the Company's business, each holder of Series D Preferred Stock shall be entitled to receive, for each share of Series D Preferred Stock held, a preferential amount in cash equal to the greater of (i) the stated value or (ii) the amount the holder would receive as a holder of Common Stock on an "as converted" basis. Each holder of Series D Preferred Stock shall be entitled to vote on all matters submitted to its stockholders and shall be entitled to such number of votes equal to the number of shares of Common Stock such shares of Series D Preferred Stock are convertible into at such time, taking into account the beneficial ownership limitations set forth in the governing Certificate of Designation and the conversion limitations described below. The conversion ratio of the Series D Preferred Stock is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions.

As of December 31, 2024 and 2023, 5,000,000 Series D Preferred Stock was designated; 3,825 and 3,825 shares remained issued and outstanding.

Series D-1 Convertible Preferred Stock

The Company's Series D-1 Convertible Preferred Stock ("Series D-1 Preferred Stock") was established on November 22, 2013. Each share of Series D-1 Preferred Stock has a stated value of $0.0001 per share and is convertible into 10 over 1,373 of a share of Common Stock. Upon the liquidation, dissolution or winding up of the Company's business, each holder of Series D-1 Preferred Stock shall be entitled to receive, for each share of Series D-1 Preferred Stock held, a preferential amount in cash equal to the greater of (i) the stated value or (ii) the amount the holder would receive as a holder of Common Stock on an "as converted" basis. Each holder of Series D-1 Preferred Stock shall be entitled to vote on all matters submitted to the Company's stockholders and shall be entitled to such number of votes equal to the number of shares of Common Stock such shares of Series D-1 Preferred Stock are convertible

Note 11. Stockholders' Equity and Convertible Preferred Stock (cont.)

into at such time, taking into account the beneficial ownership limitations set forth in the governing Certificate of Designation. The conversion ratio of the Series D-1 Preferred Stock is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. The Company commenced an exchange with holders of Series D Convertible Preferred Stock pursuant to which the holders of the Company's outstanding shares of Series D Preferred Stock acquired in the Merger could exchange such shares for shares of the Company's Series D-1 Preferred Stock on a one-for-one basis.

As of December 31, 2024 and 2023, 5,000,000 Series D-1 Preferred Stock was designated; 834 and 834 shares remained issued and outstanding.

Warrants

A summary of warrant activity for the years ended December 31, 2024, is presented below:

	Warrants		Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2023	444,796	$	29.25	—	2.20
Granted	—	$	—	—	—
Outstanding as of December 31, 2024	444,796	$	29.25	—	1.20

All current outstanding warrants were issued prior to 2023 in connection with prior raises by the Company.

Restricted Stock Awards and Stock Options

On October 7, 2022, the Company adopted the 2022 Equity Incentive Plan ("2022 Plan"). The 2022 Plan provided for the issuance of up to 1,100,000 shares in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. The 2022 Plan expires on January 1, 2032, and is administered by Dominari Holdings Board of Directors.

In October 2023, the Company issued an aggregate of 96,311 shares of the Company's common stock to a member of the Company's Board of Directors for services rendered. These restricted stock awards began vesting annually in three increments beginning on April 13, 2024. During the year ended December 31, 2024, 32,103 shares were vested and the remaining shares forfeited.

On June 11, 2024, the Company executed grant agreements with each of Messrs. Anthony Hayes and Kyle Wool pursuant to their employment agreements with the Company, and in accordance with the Company's 2022 Equity Incentive Plan. Pursuant to the grant agreements, each received 154,559 shares of the Company's common stock with a grant value of $2.18. Upon issuance, the shares were fully-vested and nonforfeitable with a total fair value of approximately $0.7 million.

On December 31, 2024, the Company executed grant agreements with each of Messrs. Anthony Hayes and Kyle Wool pursuant to their employment agreements with the Company, and in accordance with the Company's 2022 Equity Incentive Plan. Pursuant to the grant agreements, each received 309,118 shares of the Company's common stock with a grant value of $0.98. Upon issuance, the shares were fully-vested and nonforfeitable with a total fair value of approximately $0.7 million.

Note 11. Stockholders' Equity and Convertible Preferred Stock (cont.)

A summary of restricted stock awards activity for the years ended December 31, 2024 and 2023, is presented below:

	Number of Restricted Stock Awards		Weighted Average Grant Day Fair Value
Nonvested at December 31, 2022	8,068	$	5.90
Granted	1,315,777	$	2.27
Vested	(1,187,536)		2.30
Nonvested at December 31, 2023	136,309	$	2.26
Granted	977,354	$	1.36
Vested	(991,957)		2.20
Forfeited	(71,706)		2.31
Nonvested at December 31, 2024	50,000	$	1.35

Stock-based compensation associated with the amortization of restricted stock awards expense was approximately $1.4 million and $2.7 million for the years ended December 31, 2024, and 2023, respectively. All stock compensation was recorded as a component of general and administrative expenses.

As of December 31, 2024, there is approximately $50,000 unrecognized stock-based compensation expense related to restricted stock awards.

Stock Options

A summary of option activity under the Company's stock option plan for year ended December 31, 2024 and 2023 is presented below:

	Number of Shares		Weighted Average Exercise Price	Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2022	31,193	$	302.97	$ —		7.9
Employee options granted.	395,714		3.42	—		9.4
Employee options forfeited.	(5,882)		5.95	—		—
Employee options expired.	(857)	$	9,719.07	—		—
Outstanding as of December 31, 2023	420,168	$	5.80	$ —		9.3
Employee options forfeited.	(43,334)	$	3.10	—		—
Employee options expired.	(180)	$	3,832.72	—		—
Outstanding as of December 31, 2024	376,654	$	4.29	$ —		8.2
Options vested and exercisable.	194,985	$	5.03	$ —		8.1

Stock-based compensation associated with the amortization of stock option expense was approximately $0.3 million and $0.2 million for the years ended December 31, 2024, and 2023, respectively. All stock compensation was recorded as a component of general and administrative expenses.

Estimated future stock-based compensation expense relating to unvested stock options is approximately $0.1 million.

Note 12. Revenue

The following table presents our total revenues disaggregated by revenue type for the years ended December 31, 2024, and 2023 (in thousands):

	Years Ended December 31,	
	2024	**2023**
Underwriting services	$ 11,362	$ 594
Commissions	6,065	1,096
Account advisory and management	411	209
Other revenue	308	140
Total	$ 18,146	$ 2,039

Note 13. Commitments and Contingencies

Legal Proceedings

The Company may be subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries may be named in and subject to various proceedings and claims arising primarily from the Company's securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims may seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries may also be subject to other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company's business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. Due to the inherent difficulty of predicting the outcome of litigation and other claims the Company cannot state with certainty what the eventual outcome of potential litigation or other claims will be. Notwithstanding this uncertainty, the Company does not believe that the results of these potential claims are likely to have a material effect on its financial position or results of operations.

In March 2024, the Company received a notice of petition of a filed action seeking relief related to the hiring in March 2024 of new registered representatives from the representatives' former employer. This notice was filed against the Company's subsidiary, Dominari Securities. The Company does not agree with the plaintiff's claims. While the Company intends to defend itself vigorously from this claim, it is unable to predict the outcome of such legal proceeding. Any potential loss as a result of this legal proceeding cannot be reasonably estimated. As a result, the Company has not recorded a loss contingency for the aforementioned claim.

In the past, in the ordinary course of business, the Company actively pursued legal remedies to enforce its intellectual property rights and to stop unauthorized use of the Company's technology. Other than ordinary routine litigation incidental to the business, the Company is not aware of any material, active or pending legal proceedings brought against it.

Note 14. Income Taxes

The income tax provision consists of the following ($ in thousands):

	For the years ended December 31,	
	2024	**2023**
		(Revised*)
Federal		
Current	$ —	$ —
Deferred	(2,322)	(1,141)
Increase (decrease) in valuation allowance	2,322	1,141
State and local		
Current		
Deferred	1,897	2,277
Increase (decrease) in valuation allowance	(1,897)	(2,277)
Income Tax Provision (Benefit)	$ —	$ —

Note 14. Income Taxes (cont.)

The following is a reconciliation of the U.S. federal statutory rate to the effective income tax rates for the years ended December 31, 2024 and 2023:

	For the years ended December 31,	
	2024	**2023**
		(Revised*)
U.S. Statutory Federal Rate	21.00%	21.00%
State Taxes, Net of Federal Tax Benefit	37.42%	(3.59)%
Sec. 162m disallowed compensation	(7.65)%	—%
Other permanent differences	(0.23)%	(0.54)%
State rate change in effect	(47.16)%	(4.27)%
Deferred tax adjustment for stock based compensation	(0.67)%	(17.30)%
Decrease due to change in Federal NOL and other true ups	1.90%	(0.26)%
Change in Valuation Allowance	(4.61)%	4.96%
Income Tax Benefit	0.00%	0.00%

As of December 31, 2024 and 2023, the Company's deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following ($ in thousands):

	As of December 31,			
	2024		**2023**	
			(Revised*)	
Deferred tax assets:				
Net-operating loss carryforward	$	35,913	$	34,467
Stock based compensation		289		443
Patents & licenses		5,339		8,061
Transaction costs		160		209
Research & development		1,412		1,937
Operating lease liability		870		1,202
Investment portfolio and other		5,305		2,880
Total deferred tax assets		49,288		49,199
Valuation allowance		(48,403)		(47,979)
Deferred tax asset, net of allowance	$	885	$	1,220
Deferred tax liability:				
Depreciation		(42)		(57)
Right of use asset		(843)		(1,163)
Total deferred tax liability	$	—	$	—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the Company's history of cumulative net losses, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has determined that, based on objective positive and negative evidence currently available, it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, the Company has provided a full valuation allowance for the deferred tax assets as of December 31, 2024 and 2023. As of December 31, 2024, the change in valuation allowance is approximately $0.4 million.

Note 14. Income Taxes (cont.)

As of December 31, 2024, the Company has approximately $42.1 million federal net operating loss carryovers ("NOLs"), which expire from 2033 through 2037, and $79.8 million of federal NOLs which will never expire. The Company has approximately $154.4 million of state and city NOLs, which expire from 2035 through 2044. As of December 31, 2024, the Company also had federal research and development tax credit carryforwards of $0.2 million which may be available to offset future income tax liabilities and begin to expire in 2042.

(*) The Company revised certain balances in the deferred tax assets and liabilities schedule to correct immaterial errors. Deferred tax assets for net-operating losses carryforward were increased and stock based compensation was decreased for a reclassification of the benefits associated with vested RSU's that should have increased NOLs in prior periods and stock based compensation were decreased for expired stock options benefits that were no longer available for tax deduction purpose. The decrease in total deferred tax assets was equally offset by the decrease in the valuation allowance with no effect to the deferred tax asset or the consolidated financial statements.

The change in the total deferred tax assets had no effect on total assets, net loss, stockholders' equity or cash flows.

The amounts revised are presented below:

	Year Ended December 31, 2023		
	As Reported	Correction	As Adjusted
Net operating losses	$ 33,124	$ 1,343	$ 34,467
Stock based compensation	$ 9,754	$ (9,311)	$ 443
Total deferred tax assets	$ 57,166	$ (7,967)	$ 49,199
Valuation allowance	$ (55,946)	$ 7,967	$ (47,979)

Utilization of the U.S. NOL carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. If the Company experiences an ownership change, as defined by Section 382, at any time since inception, utilization of the NOL carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards or research and development tax credit carryforwards before utilization. The Company determined an ownership change occurred on September 10, 2013, and any NOLs generated prior to this date are therefore limited by Section 382. Any carryforwards that will expire prior to utilization due to this limitation were removed from deferred tax assets, with a corresponding reduction of the valuation allowance. The Company has not yet determined if any additional ownership changes occurred after September 10, 2013. Any past or future ownership changes may limit the Company's ability to utilize remaining tax attributes. Due to the existence of the valuation allowance, limitations created by the 2013 ownership change and any potential future ownership changes will not impact the Company's effective tax rate.

As of December 31, 2024 and 2023, no liability for unrecognized tax benefit was required to be reported. The Company's policy is to record interest and penalties related to income taxes outside of its income tax provision and classify as interest and penalties in general and administrative expense in the statement of operations. As of December 31, 2024 or 2023, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company's statement of operations. The Company does not expect any significant changes in its unrecognized tax benefits in the next year. The Company files U.S. federal and state income tax returns (New York, New York City, Virginia, and Texas). As of December 31, 2024, the statute of limitations for assessment by the Internal

Note 14. Income Taxes (cont.)

Revenue Service and state tax authorities remains open for all years since 2021. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state authorities to the extent utilized in a future period. There are no audits pending in any of the above-mentioned jurisdictions during 2024 and 2023. The Company believes that its income tax positions would be sustained upon an audit and does not anticipate any adjustments that would result in material changes to its consolidated financial position.

Note 15. Regulatory

Dominari Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Dominari Securities calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On December 31, 2024, Dominari Securities had net capital (as defined) of $14,030,196 which was $13,659,041 in excess of its required minimum net capital of $371,155.

Dominari Securities is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii). Dominari Securities' other business activities; which consist of: private placements, direct mutual funds, direct variable annuities on a subscription way basis where the funds are payable to the issuer or its agent and not to Dominari Securities. Dominari Securities also provides investment advisory services, annuity, and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers, are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.

Dominari Securities is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 16. Related Party Transactions

In 2021, the Company engaged the services of Revere Securities, LLC ("Revere") to assist in the management and building of the Company's investment processes. Kyle Wool, one of the Company's board members, was previously a member of the board of directors of Revere until June 2023 and currently holds approximately 30% of Revere's outstanding equity. From time to time, the Company participates in offerings of securities as an underwriter in transactions in which Revere is also participating as an underwriter. On such transactions, the Company earned $930,000 for the year ended December 31, 2024. Additionally, the Company incurred referral fees of approximately $50,000 and $80,000 for the year ended December 31, 2024 and 2023, respectively.

The Company incurred fees on behalf of Series which were intended for future expenses of each Series entity. As of December 31, 2024, such amount was $157,000 and is included in other current liabilities on the accompanying consolidated balance sheet.

During the year December 31, 2024, the Company entered into employee loans with various employees totaling $2.4 million. The terms of the loan agreements range from 3 years to 7 years, with an average annual interest rate of approximately 3.2%. The total interest received for the year ended December 31, 2024 was approximately $39,000. As of December 31, 2024, the total outstanding balance of the employee loans was $2.1 million included in loans to employees on the accompanying consolidated balance sheet.

Certain of the Company's investments are made through related party special purpose vehicles. These are included within Note 5 of the consolidated financial statements and include the following investments: investment in Revere Master SPV Series 1 (Qxpress Pte Ltd), investment in Dominari Master SPV LLC Series VI (X.AI Corp. d.b.a. xAI), investment in Dominari Master SPV LLC Series XI (Cerebras Systems Inc.), and investment in Dominari Master SPV LLC Series XII (Groq, Inc.).

Note 16. Related Party Transactions (cont.)

The Company earns revenues for managing certain pooled investment vehicles which are related parties. These include the entirety of the management fee revenues ($0.1 million) included within the advisory and management fees caption within the statement of operations. As of December 31, 2024, the total amount of contract liabilities disclosed in Note 2 represented amounts received in advance of revenue earned on managing such related party investment vehicles.

Note 17. Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is the Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information for the purposes of making operating decisions, allocating resources, and evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. The measures of segment profitability that are most relied upon by the CODM are gross revenues and net loss.

The Company operates in two reportable business segments: (1) Dominari Financial and (2) Legacy AIkido. The Dominari Financial reportable business segment represents the Company's broker-dealer business, which is composed of mostly underwriting and transactional service activities. The Legacy AIkido reportable business segment includes Aikido Labs, which manages the investments holdings of the legacy entity. Prior to the FPS Acquisition, the Company operated as a single operating segment comprised of Legacy AIkido.

The CODM has access to and regularly reviews internal financial reporting for each business and uses that information to make operational decisions and allocate resources. Accounting policies applied by the reportable segments are the same as those used by the Company and described in the "*Summary of Significant Accounting Policies.*"

The measures of segment profitability that are most relied upon by the CODM are gross revenue and net loss, as presented within the table below and reconciled to the statement of operations. Additionally, the CODM views the expenses listed below to be significant in their analysis.

	Year Ended December 31, 2024		
	Dominari Financial	Legacy AIkido Pharma	Consolidated
Revenue	$ 18,146	$ —	$ 18,146
Operating Costs			
Compensation and benefits	17,422	4,558	21,980
Professional and consulting fees	1,358	1,358	2,716
Data processing	1,007	78	1,085
Other expenses	2,032	1,860	3,892
Loss from operations	(3,673)	(7,854)	(11,527)
Other (expenses) income			
Other income	—	86	86
Interest income	667	293	960
Gain on marketable securities	2,158	3,085	5,243
Unrealized loss on note receivable	—	(2,347)	(2,347)
Change in carrying value of investments	—	(7,118)	(7,118)
Total other (expenses) income	2,825	(6,001)	(3,176)
Net loss	$ (848)	$ (13,855)	$ (14,703)
Total assets	$ 20,204	$ 26,921	$ 47,125

Note 17. Segment Reporting (cont.)

| | Year Ended December 31, 2023 | | |
	Dominari Financial	Legacy AIkido Pharma	Consolidated
Revenue.	$ 2,039	$ —	$ 2,039
Operating Costs			
Compensation and benefits.	10,548	3,415	13,963
Professional and consulting fees.	1,869	3,259	5,128
Data processing.	806	126	932
Other expenses	1,266	2,546	3,812
Loss from operations.	(12,450)	(9,346)	(21,796)
Other (expenses) income			
Other income.	—	36	36
Interest income	229	487	716
Gain on marketable securities.	—	630	630
Unrealized loss on note receivable	—	(3,248)	(3,248)
Change in carrying value of investments	—	780	780
Total other (expenses) income	229	(1,315)	(1,086)
Net loss	$ (12,221)	$ (10,661)	$ (22,882)
Total assets	$ 8,561	$ 48,997	$ 57,558

Note 18. Subsequent Events

February 2025 Registered Direct Offering and Private Placement

On February 10, 2025, the Company entered into securities purchase agreements with certain accredited investors for the sale by the Company of 1,439,467 registered shares of its common stock, unregistered Series A warrants to purchase up to 1,439,467 shares of common stock and unregistered Series B warrants to purchase up to 1,439,467 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants in a direct offering. In a concurrent private placement, the Company entered into securities purchase agreements with certain accredited investors for the sale of 2,436,587 unregistered shares of common stock, unregistered Series A warrants to purchase up to 2,436,587 shares of common stock and unregistered Series B warrants to purchase up to 2,436,587 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants (the "February 2025 Financings"). The Series A warrants are exercisable immediately upon issuance at an exercise price of $3.72 per share and will expire five years from the date of issuance. The Series B warrants are exercisable immediately upon issuance at an exercise price of $4.22 per share and will expire five years from the date of issuance. The gross proceeds to the Company from the February 2025 Financings were approximately $13.5 million, before deducting fees and other offering expenses, and excluding the proceeds, if any, from the cash exercise of the warrants.

The securities in the concurrent private placement were offered under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and, along with the shares of common stock underlying such warrants, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the unregistered shares, the warrants, and the shares of common stock underlying the warrants may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Certain officers, directors, employees and members of the Company's advisory board participated in the February 2025 Financings on the same terms as the other investors.

Note 18. Subsequent Events (cont.)

Advisory Agreements

On February 10, 2025, the Company entered into certain advisory agreements (the "Advisory Agreements") with five newly appointed members of its advisory board for initial appointments of two years. The Company has issued an aggregate of 2,550,000 unregistered shares (the "Advisory Shares") to the newly appointed members with an additional issuance of an aggregate of 850,000 Advisory Shares to be issued upon certain Company milestones being met.

The Advisory Shares were offered in a private placement under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Advisory Shares may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Company has agreed to file one or more registration statements with the SEC covering the resale of the unregistered shares of Common Stock issued pursuant to the Advisory Agreements.

Bitcoin ETF Investment Strategy

In February 2025, the Company implemented a bitcoin investment strategy through investments in bitcoin Exchange-Traded Funds ("ETFs") as a treasury reserve asset on an ongoing basis, subject to market conditions and the Company's anticipated cash needs.

The Company views bitcoin ETFs as a reliable store of value, and believes bitcoin has compelling characteristics as a scarce and finite asset that can serve as a reasonable inflation hedge and safe haven amid global instability. While a highly volatile asset, bitcoin's price has also appreciated significantly since bitcoin's inception. The Company believes that a substantial portion of bitcoin's appreciation is attributable to the view that bitcoin is or will become a reliable store of value.

As of March 31, 2025, the Company (via Dominari Holdings Inc.) had approximately $2,000,000 in its bitcoin treasury through holdings of Blackrock's iShares Bitcoin Trust ETF. The Company expects to continue to invest a portion of its excess cash and earnings in bitcoin in furtherance of its bitcoin treasury strategy.

Strategic Initiative with Hut 8 Corp.

On February 18, 2025, the Company announced the creation of American Data Centers Inc. ("ADC"), a strategic venture focused on acquiring, building out and transforming data center campuses across the United States to meet the accelerated demand for advanced computing.

On March 31, 2025, ADC completed a series of transactions providing for the launch of American Bitcoin Corp., a strategic initiative focused on industrial-scale Bitcoin mining and strategic Bitcoin reserve development and monetization (the "Transactions").

To effectuate the Transactions, ADC, Hut 8 Corp., a Delaware corporation, and certain of its subsidiaries ("Hut 8"), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement, pursuant to which Hut 8 contributed to ADC substantially all of Hut 8's wholly owned ASIC bitcoin miners in exchange for newly issued stock representing 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance. At the closing of the Transactions, ADC changed its name to American Bitcoin Corp. ("American Bitcoin").

In connection with the Transactions, American Bitcoin and Hut 8 also entered into definitive agreements providing for Hut 8 and its personnel to provide day-to-day commercial and operational management services and ASIC colocation services to American Bitcoin, in each case on an exclusive basis for so long as such agreements remain in effect. Hut 8 and its personnel will also provide back-office support services to American Bitcoin pursuant to a shared services agreement with American Bitcoin.

Note 18. Subsequent Events (cont.)

As a result of the Transactions, American Bitcoin has become a subsidiary of Hut 8 in which the Company holds a 3.17% minority interest in American Bitcoin.

Dividend

On February 11, 2025, the Company declared a special cash dividend on our common stock and pursuant to the terms of certain common stock purchase warrants issued in our recently completed financings (on an as-exercised basis) of $0.32 per share, which was paid on March 3, 2025, to shareholders and certain warrant holders of record as of the close of business on February 24, 2025.

American Innovative Robotics, LLC

On March 24, 2025, the Company received approximately $1.1 million for full payment of the outstanding principal amount and accrued interest of its note receivable from American Innovative Robotics, LLC.

Item 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

Not Applicable.

Item 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. With respect to the annual period ended December 31, 2024, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures. Based upon this evaluation, our management has concluded that as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weakness in our internal controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weaknesses in Internal Controls

As of year-end, due to staffing and resource constraints, the Company required significant additional time to close the books and records. Management after year end, continued to perform its account reconciliations which required further adjustments to be recorded. As such, information technology, business processes and financial reporting controls were deemed to be ineffective due to (a) the lack of personnel to ensure the books and records are closed accurately and on a timely basis, (b) lack of proper review over the accounting for certain notes receivable accounted for at fair value, (c) the lack of appropriate segregation of duties, (d) certain general information technology control deficiencies regarding user access provisioning and administrative access review, and (e) insufficient documentation to support and evidence the design and implementation of controls.

Remedial Actions

As a result, our management performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Management understands that the accounting standards applicable to our financial statements are complex and will seek to enhance controls over its experienced third-party professionals with whom management can consult with respect to accounting issues and remediate this material weakness. The Company has engaged an outside consulting firm to assist in the closing process to ensure that steps are taken to remediate the control environment and to specifically improve the timeliness and accuracy of its financial reporting process. Additionally, the Company is planning to implement certain information technology related changes over the fiscal year ending December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and Principal Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 and concluded that our internal controls over financial reporting were not effective, due to the material weaknesses in our internal control over financial reporting as described above. In making this assessment, our management used the 2013 framework established in "Internal Control-Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of the consolidated financial statements.

This Annual Report does not contain an attestation report of our independent registered public accounting firm regarding internal control over financial reporting since the rules for smaller reporting companies provide for this exemption.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In response to the material weaknesses identified above, the Company has implemented changes to our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) as of the year ended December 31, 2024. The Company is actively increasing the quantity and quality of our internal accounting personnel and has engaged external valuation specialists and accounting advisors with financial reporting expertise, so as to provide the Company with resources sufficient to properly design and implement internal controls which will prevent and detect material misstatements to the financial statements in a timely manner. The Company also plans to implement additional information technology related changes. In addition, the Company has implemented a multi-layered process to establish and review the valuation of long-term investments with such outside specialists discussed above.

As a result of these changes, the Company believes the material weaknesses described above will be remediated. However, due to the nature of the material weaknesses, it will not be considered remediated until the controls have been applied for a sufficient amount of time and management has performed testing of the controls to conclude that the controls are operating effectively.

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth the name, age and position of each current director and executive officer of the Company.

Name	Age	Position	Director Since
Anthony Hayes[(4)(6)]	57	Chief Executive Officer, Principal Financial Officer and Chairman of the Board	2013
Tim S. Ledwick[(1)(5)]	67	Director	2015
Gregory James Blattner[(3)(7)]	47	Director	2018
Robert Dudley[(1)(2)(4)(3)(6)]	70	Director	2020
Kyle Wool[(4)(7)]	47	President and Director	2021
Soo Yu[(6)]	54	Special Projects Manager and Director	2022
Kyle Haug[(1)(2)(4)(5)]	42	Director	2023
Ronald Lieberman[(7)]	61	Director	2024
Christopher Devall	43	Chief Operating Officer	—

(1)   Member of our Audit Committee.
(2)   Member of our Compensation Committee.
(3)   Member of our Nominating Committee.
(4)   Member of our Investment Committee.
(5)   Class I Director whose directorship will be voted on by stockholders at the 2027 Annual Stockholder Meeting.
(6)   Class II Director whose directorship will be voted on by stockholders at the 2025 Annual Stockholder Meeting.
(7)   Class III Director whose directorship will be voted on by stockholders at the 2026 Annual Stockholder Meeting.

The biographies of our current directors and significant employees are as follows:

Anthony Hayes

Mr. Anthony Hayes, a director and Chief Executive Officer since 2013, has served as the Chief Executive Officer of North South since March 2013 and since June 2013, as a consultant to our Company. Mr. Hayes was the fund manager of JaNSOME IP Management LLC and JaNSOME Patent Fund LP from August 2012 to August 2013, both of which he co-founded. Mr. Hayes was the founder and Managing Member of Atwater Partners of Texas LLC from March 2010 to August 2012 and a partner at Nelson Mullins Riley & Scarborough LLP from May 1999 to March 2010. Mr. Hayes received his Juris Doctorate from Tulane University School of Law and his B.A. in economics from Mary Washington College. On September 15, 2024, as a result of Mr. Way's resignation as Chief Financial Officer, Mr. Hayes began serving as the Company's Principal Financial Officer. The Board of Directors believes Mr. Hayes is qualified to serve as a director of the Company based on his intimate knowledge of the Company through his service as Chief Executive Officer.

Tim S. Ledwick

Mr. Tim S. Ledwick, who joined as a director in 2015, was most recently the Chief Financial Officer of SYFT, a private equity-backed company that provides software solutions and services to hospitals focused on reducing costs through superior inventory management practices which was successfully sold to GHX in 2022. In addition, since 2012 he has served on the board and Chair of the Audit Committee of Telkonet, Inc. (TKOI) a smart energy management technology company. From 2007 to 2011, Mr. Ledwick provided CFO consulting services to a $150 million services firm and, in addition, from 2007-2008 also acted as special advisor to The Dellacorte Group, a middle market financial advisory firm focused on transactions between $100 million and $1 billion. From 2002 through 2006, Mr. Ledwick was a member of the Board of Directors and Executive Vice President-CFO of Dictaphone Corporation playing a lead role in developing a business plan which revitalized the company, resulting in the successful sale of the firm and delivering seven times return to stockholders. From 2001-2002, Mr. Ledwick was brought on as CFO to lead the restructuring efforts of Lernout & Hauspie Speech Products, a Belgium-based Nasdaq listed speech technology company, whose market cap had at one point reached a high of $9 billion. From 1999 through 2001, he was CFO of

Cross Media Marketing Corp, an $80 million public company headquartered in New York City, playing a lead role in the firm's acquisition activity, tax analysis and capital raising. Mr. Ledwick is a member of the Connecticut Society of Certified Public Accountants and received his BBA in Accounting from The George Washington University and his MS in Finance from Fairfield University. The Board of Directors believes that Mr. Ledwick's executive experience and financial expertise qualifies him to serve as a director of the Company.

Gregory James Blattner

Mr. Gregory James Blattner, who joined as a member of our Board of Directors in 2018, has nearly ten years of experience in the technology industry specializing in financial services. Since January 2022, he has served as the Vice President of AHEAD's Managed Services business. AHEAD is technology services integrator that helps its clients architect, deploy and manage all multiplatform hybrid technology solutions. Prior to AHEAD, Mr. Blattner spent 7 years at Agio, a progressive managed information technology and cybersecurity services provider, where he was responsible for sales and account management of enterprise accounts. Prior to Agio, from May 2013 to December 2013, Mr. Blattner was a business development manager for the Eikon platform at Thomson Reuters. From 2010 to 2013, Mr. Blattner was a sales manager at American Express for its foreign exchange business. From 2005 to 2009, Mr. Blattner held various positions at JPMorgan, first in the operational risk management arm of the investment bank and later in Foreign Exchange product sales for its treasury services business. From 2000 to 2004, Mr. Blattner was an associate at Morgan Stanley's corporate treasury funding desk. He earned a bachelor's degree from Iona College. The Board of Directors believes Mr. Blattner's extensive experience in technology and operations solutions qualifies him to serve as a director of the Company.

Robert Dudley

Mr. Robert Dudley, who joined as a member of our Board of Directors in 2020, currently serves as the National and Metropolitan New York City Regional Sales Manager for Select Sector Standard & Poor's Depositary Receipts ("SPDRs"). Prior to joining Select Sector SPDRs in 2008, Mr. Dudley held several managerial positions at Merrill Lynch from 1981 through 2007. Mr. Dudley began his career in the Merrill Lynch White Weld Capital Markets in Corporate Bond Syndicate, later moving to Sales Manager for Taxable Fixed Income and Equity Marketing. Later, Mr. Dudley managed Merrill Lynch Consults for the New York City District and ended his career as a Financial Advisor and Sales Manager at the Merrill Lynch Rockefeller Center Branch Office. The Board of Directors believes that Mr. Dudley's executive experience and financial expertise qualifies him to serve as a director of the Company.

Kyle Wool

Mr. Kyle Wool, who joined as a member of our Board of Directors in 2021, currently serves as the President of Dominari Holdings, CEO of Dominari Financial, and the CEO of Dominari Securities. He boasts over 20 years in various aspects of global finance previously as a Managing Director of Oppenheimer & Co., Head of Wealth Management for their Asian branch, Executive Director at Morgan Stanley, and President of Revere Securities LLC. His extensive knowledge allows him to provide strategic guidance while advising those on the team managing all facets related to financial services categories with senior level insights within an organizing whose growth strategies, he actively contributes towards cultivating. Mr. Wool is also active in various philanthropic endeavors both domestically and abroad. He currently serves as a board member of LifeLine NY, a board member of the CIRSD (Center for International Relations and Sustainable Development), a board member of Project Rousseau and also a board member of Lang Lang International Music Foundation. Mr. Wool holds Series 7, 63, & 24 securities licenses. The Board of Directors believes that Mr. Wool's extensive experience in banking and wealth management qualifies him to serve as a director of the Company.

Soo Yu

Ms. Soo Yu, who joined as a member of our Board of Directors in 2022, currently serves as the Special Projects Manager of Dominari Holdings and is the managing Director of International Private Client Services for Dominari Securities where she leads the top performing Wool Group. With more than a decade of experience working in financial services, she focuses on international business development and the cultivation of overseas client banking relationships. A naturalized U.S. citizen originally from South Korea, Ms. Yu brings significant expertise in Asian markets and expansive global reach through her connectivity with international contacts. Before joining Dominari, Ms. Yu was Managing Director of Revere Securities. Ms. Yu earned her B.A. in Fine Arts from the Fashion Institute of Technology and studied at the University of Nottingham and the Paris Fashion Institute. She holds Series 7, 66, 24 securities licenses, New York Life, Accident and Health Insurance Agent/Broker, New York Property and Casualty Insurance Agent/Broker and Real Estate License. Previously, she maintained her Series 79 securities license. Ms. Yu actively supports several nonprofit organizations, including philanthropies committed to improving the lives of children and the elderly as well as sustainability. She is currently a board member of The Korean Community Services of Metropolitan New York, Inc. The Board of Directors believes that Ms. Yu's wealth management experience qualifies her to serve as a director of the Company.

Kyle Haug

Mr. Kyle Haug, a member of the Board of Directors since 2023, currently serves as the Chief Operating Officer, Chief Technology Officer and Chief Marketing Officer for Haug Partners LLP. Haug Partners is an intellectual property law firm with offices in New York, Washington D.C. and West Palm Beach. The firm specializes in protecting innovator portfolios in the life science, automobile and technology sectors. Mr. Haug graduated with a B.S. in Administration of Justice from Penn State University where he was a collegiate swimmer. Mr. Haug served on the Junior Council for the American Museum of Natural History for over a decade and is a current committee member at the Metropolitan Club, Plandome Country Club and Haug Family Foundation. The Board of Directors believes Mr. Haug's extensive experience and skill in aiding the growth of company operations qualifies him to serve as a director of the Company.

Ronald Lieberman

Mr. Ronald Lieberman, a member of the Board of Directors since 2024, has been the Executive Vice President of Management and Development of The Trump Organization since 2007. Prior to joining The Trump Organization, Mr. Lieberman served as Director of Revenue and Concessions for the New York City Department of Parks and Recreation for over 19 years. Mr. Lieberman graduated with a B.S. in Business Management from Binghamton University. The Board of Directors believes Mr. Lieberman's extensive experience and skill in aiding the growth of company operations qualifies him to serve as a director of the Company.

Christopher Devall

Mr. Christopher Devall has served as the Chief Operating Officer of the Company since January 1, 2023. Prior to that he was the Company's Vice President of Operations from July 1, 2022, to January 1, 2023 and was a member of its advisory board from April 2022 to June 2022. Mr. Devall served as senior operations department head in the Department of Defense from February 2019 to June 2022, and as a senior operations department manager from April 2016 to January 2019. Mr. Devall is a retired military veteran and received his Masters of Business Administration from the University of Virginia Darden School of Business and holds a B.S. in Strategic Studies and Defense Analysis from Norwich University. Mr. Devall has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Mr. Devall and any other person pursuant to which he was appointed as an officer of the Company. The Board of Directors believes that Mr. Devall's prior operations background qualifies him to serve as the Chief Operating Officer of the Company.

Family Relationships

There are no arrangements between our directors, executive officers and any other person pursuant to which our directors were nominated or elected for their positions. Mr. Wool and Ms. Yu have been married since December 2010.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and anyone who beneficially owns ten percent (10%) or more of our common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock. Anyone required to file such reports also needs to provide us with copies of all Section 16(a) forms they file.

Based solely upon a review of (i) copies of the Section 16(a) filings received during or with respect to 2024 and (ii) certain written representations of our officers and directors, we believe that all filings required to be made pursuant to Section 16(a) of the Exchange Act during and with respect to 2024 were filed in a timely manner, except for the Form 3 filed April 5, 2024 for Jaime Mercado Jr.

Audit Committee

The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and is currently comprised of Mr. Tim Ledwick (Chairman), Mr. Robert Dudley and Mr. Kyle Haug, each of whom the Board of Directors has determined satisfies the applicable SEC and Nasdaq independence requirements for audit committee members. The Board of Directors has also determined that Mr. Ledwick is an "audit committee financial expert," as defined by the applicable rules of the SEC and Nasdaq.

The Audit Committee is responsible for, among other things:

- reviewing the independence, qualifications, services, fees and performance of our independent registered public accounting firm;

- appointing, replacing and discharging our independent registered public accounting firm;

- pre-approving the professional services provided by our independent registered public accounting firm;

- reviewing the scope of the annual audit and reports and recommendations submitted by our independent registered public accounting firm; and

- reviewing our financial reporting and accounting policies, including any significant changes, with our management and our independent registered public accounting firm.

Nominating Committee

The Nominating Committee currently consists of Mr. Gregory James Blattner (Chairman) and Mr. Robert Dudley, each of whom the Board of Directors has determined satisfies the applicable SEC and Nasdaq independence requirements.

The Nominating Committee reviews, evaluates and proposes candidates for election to our Board of Directors, and considers any nominees properly recommended by stockholders. The Nominating Committee promotes the proper constitution of our Board of Directors in order to meet its fiduciary obligations to our stockholders, and oversees the establishment of, and compliance with, appropriate governance standards.

Compensation Committee

The Compensation Committee currently consists of Mr. Robert Dudley (Chairman) and Mr. Kyle Haug, each of whom the Board of Directors has determined satisfies the applicable SEC and Nasdaq independence requirements. In addition, each member of the Compensation Committee has been determined to be a non-employee director under Rule 16b-3 as promulgated under the Exchange Act. The Compensation Committee reviews and recommends to the Board of Directors the compensation for our executive officers and our non-employee directors for their services as members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served as a member of the Compensation Committee of any entity that has one or more of its executive officers serving on our Board of Directors or Compensation Committee.

Compensation Recovery

Under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), in the event of material noncompliance with the financial reporting requirements that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our current and former executive officers. We have adopted a clawback policy to address this, which is attached as an exhibit filed with this Annual Report.

Investment Committee

The Investment Committee currently consists of Mr. Kyle Wool (Chairman), Mr. Anthony Hayes, Mr. Robert Dudley and Mr. Kyle Haug. The Investment Committee recommends and oversees the Company's investment transactions, management, policies, and guidelines, including reviews of investment manager selection, establishment of investment benchmarks, review of investment performance and oversight of investment risk management exposure policies and guidelines.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is available on our website, *www.dominari.com*. The information on or accessed through our website is deemed not to be incorporated in this Annual Report or to be part of this Annual Report.

Insider Trading Arrangements and Policies

The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of its securities by directors, officers and employees, as well as by the Company itself. The Company believes these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report as Exhibit 19.1.

Item 11.   EXECUTIVE COMPENSATION

Named Executive Officers

Our named executive officers ("NEOs"), which consist of (i) all individuals serving as our principal executive officers during fiscal year 2024, (ii) two other of our most highly compensated executive officers who were serving as executive officers at December 31, 2024, and (iii) up to two other of our most highly compensated executive officers for whom disclosure would have been provided pursuant to clause (ii) but for the fact that the individual was not serving as an executive officer at December 31, 2024, are:

- Anthony Hayes, our Chief Executive Officer, Director, Principal Accounting Officer, and Principal Financial Officer;

- Soo Yu, our Special Projects Manager; and

- Kyle Wool, our President.

The following Summary of Compensation table sets forth the compensation paid by our Company during the two fiscal years ended December 31, 2024 and 2023, to our NEOs.

Summary of Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Anthony Hayes,	2024	650,000	—	641,235	951,156	534,301	2,776,692
Chief Executive Officer, Director, Principal Accounting Officer and Principal Financial Officer	2023	500,000	500,000	—	—	—	1,000,000
Kyle Wool,	2024	500,000	—	641,235	951,156	746,344	2,838,735
President	2023	500,000	—	—	—	100,360	600,360
Soo Yu,	2024	150,000	—	—	2,260,467	3,755	2,414,222
Special Projects Manager	2023	106,875	—	5,266,666	2,916,124	16,250	8,305,915

(1)   The amount reported in this column represents the aggregate grant date fair value of stock granted to Messrs. Hayes and Wool during 2024, as calculated in accordance with FASB ASC Topic 718. The stock was earned pursuant to the attainment of certain revenue milestones for the Company, as set forth in the employment agreements for Messrs. Hayes and Wool (each, as described below). The stock was fully vested on the grant date.

(2) For Messrs. Hayes and Wool, the amounts reported in this column are compensation earned (i) pursuant to the Company's attainment of certain revenue milestones, as set forth in the employment agreements for Messrs. Hayes and Wool (each, as described below), and (ii) as management fees based on the values of transactions completed by the Company's SPV subsidiary. For Ms. Yu, the amount reported in this column represents the cash payment earned by Ms. Yu pursuant to her employment agreement for attaining certain assets under management goals, as more fully discussed below. The amount also includes performance compensation based on sales production paid at a rate of 65%.

(3) For Mr. Hayes, the amount shown in this column represents compensation received in the form of a gross-up for federal and Virginia taxes due on the value of the stock awards Mr. Hayes received in 2024 and Company contributions to its 401(k) plans. For Mr. Wool, the amount shown in this column represent (i) compensation received in the form of a gross-up for federal and New York taxes due on the value of the stock awards Mr. Wool received in 2024, (ii) payments for social club memberships, and (iii) Company contributions to its 401(k) plan. The amounts for Ms. Yu reflects Company contributions to its 401(k) plan.

Narrative Disclosure to Summary of Compensation Table

Employment Agreements

Anthony Hayes

On June 28, 2021, we entered into an employment agreement with Anthony Hayes (the "Hayes Agreement"), pursuant to which Mr. Hayes serves as our Chief Executive Officer. Under an amendment effective April 1, 2023, the term of the Hayes Agreement is for five years from the effective date of the amendment with automatic one-year extensions unless either the Company or Mr. Hayes gives six months' non-renewal notice.

Pursuant to an amendment effective December 6, 2023, the Hayes Agreement provides that Mr. Hayes shall receive an annual base salary of $500,000, which was raised to $650,000 effective January 1, 2024, and an annual bonus. The annual bonus is paid in a combination of cash and shares of our common stock upon the Company's achievement of certain annual revenue targets, as stated in the table below.

Annual Revenue	Annual Bonus
$3,500,000 or more	$150,000, plus 154,559 shares
Between $7.5mm and $15mm	$250,000, plus 154,599 shares
$15mm or more	$500,000, plus 154,559 shares

Our Board of Directors may adopt different or additional performance criteria for future years after consultation with Mr. Hayes, provided that such criteria must be reasonably attainable. The bonus, to the extent earned, will be paid following the completion of our annual audit and public announcement of such results (and in all cases by July 31 of the year following the performance year), provided that Mr. Hayes is actively employed on April 15th of the year following the performance year. In 2024, the payment of the bonuses was accelerated and paid upon the incremental certification by our Compensation Committee that the Company achieved the applicable revenue targets.

The Hayes Agreement also provides that Mr. Hayes will be entitled to participate in pension, profit sharing, group insurance, hospitalization, group health and benefit plans, perquisites, and all other benefits and plans the Company provides to its senior officers. If at any time during the term, the Company does not provide its senior executives with health insurance, Mr. Hayes will be entitled to secure such insurance for himself and his immediate family and the Company will reimburse him for the cost of such insurance.

The Hayes Agreement provides that upon Mr. Hayes' termination due to (A) his death, (B) disability, (C) by the Company without cause (as defined in the Hayes Agreement), or (D) due to the Company not renewing the Hayes Agreement term, he or his estate will be entitled to the following: (i) twelve months' base salary paid in a lump sum, (ii) continued group health coverage (if validly elected) for 12 months at the same cost as applied prior to his termination, and (iii) the pro-rata portion of any earned annual bonus.

If Mr. Hayes' employment is terminated (A) by Mr. Hayes for good reason (as defined in the Hayes Agreement) or (B) within 30 days of a change in control (as defined in the Hayes Agreement), then Mr. Hayes will be entitled to receive the following: (i) twelve months' base salary paid in a lump sum, (ii) continued group health coverage (if validly elected) for 12 months at the same cost as applied prior to his termination, (iii) the pro-rata portion of any earned annual bonus, and (iv) full vesting of all outstanding and then unvested equity awards.

Soo Yu

On April 3, 2023, we entered into an employment agreement with Soo Yu (the "Yu Agreement"), pursuant to which Ms. Yu serves as both the Special Projects Manager and a registered representative of the Company performing broker services. The Yu Agreement has a one-year term, which the Company may extend at its discretion. If the Company does not extend the term, Ms. Yu's continued service with us will be limited to broker services, which will be provided on an at-will basis.

The Yu Agreement provides that Ms. Yu shall receive a base salary of $150,000 per annum, which must be paid through the end of the term or any extension of the term unless Ms. Yu is terminated for cause (as defined in the Yu Agreement) or terminates voluntarily without Good Reason (as defined in the Yu Agreement). Additionally, the Yu Agreement provides that Ms. Yu will be entitled to receive a performance bonus based on the gross revenue she generates over a trailing twelve-month period in accordance with the formula below.

Trailing 12 month Gross Revenue ($)	Grid
1 to 999,999	50%
1,000,000 to 1,999,999	55%
2,000,000 and up	60%

Any compensation earned by Ms. Yu pursuant to the table will be paid to Ms. Yu on a monthly basis on or about the 15th day following the end of each calendar month in which the underlying Gross Revenue was generated by Ms. Yu, with compensation earned being limited by the proceeds actually paid to the Company (rather than accrued). We agreed to commence Ms. Yu's performance at the $2,000,000 level based on her most recent 12-month production with her prior employer. This level may only be adjusted after April 3, 2024, and is currently 65%.

In addition to the gross revenue bonus, the Yu Agreement also provides for production payments ("Production Payments") of up to $8,000,000, to be paid in equal payments of $2,666,666, upon Ms. Yu's attainment of the following production goals:

- Completing all required registrations and providing binding commitments and opening accounts for clients with assets under management or account value of at least $50,000,000;

- Providing binding commitments and opening accounts for clients with assets under management or account value of at least $150,000,000 in the aggregate; and

- Providing binding commitments and opening accounts for clients with assets under management or account value of at least $560,000,000 in the aggregate.

The account values are inclusive of prior account values. Each of the Production Payments will be paid as soon as administratively feasible after the date on which the conditions for a given payment are met but no later than 30 days, provided that the Company is in full compliance with its net capital and other regulatory requirements at that time. Production Payments will be made fifty percent (50%) in cash and fifty percent (50%) in shares of the Company. The Production Payments are subject to pro rata clawback if Ms. Yu is terminated for cause or resigns without good reason during the seven (7) years following the payment date of any Production Payment.

Pursuant to the Yu Agreement, Ms. Yu is subject to a perpetual confidentiality covenant, and for the duration of Ms. Yu's employment and for the twelve months immediately following her termination of employment with the Company, a covenant not to solicit the Company's clients and service providers.

Kyle Wool

On October 12, 2022, our subsidiary Dominari Financial entered into an employment agreement with Kyle Wool (the "Wool Agreement"), pursuant to which Mr. Wool serves as the Chief Executive Officer of Dominari Financial. The term of the Wool Agreement is five years with automatic one-year extensions unless either Dominari Financial or Mr. Wool gives six months' non-renewal notice.

The Wool Agreement provides that Mr. Wool shall receive an annual base salary of $500,000 and an annual bonus. The annual bonus is paid in a combination of cash and shares of our common stock upon Dominari Financial's achievement of certain annual revenue targets, as stated in the table below.

Annual Revenue	Annual Bonus
$3,500,000 or more.	$150,000, plus 154,559 shares
Between $7.5mm and $15mm	$250,000, plus 154,599 shares
$15mm or more.	$500,000, plus 154,559 shares

Our Board of Directors may adopt different or additional performance criteria for future years after consultation with Mr. Wool, provided that such criteria must be reasonably attainable. The bonus, to the extent earned, will be paid following the completion of our annual audit and public announcement of such results (and in all cases by July 31 of the year following the performance year), provided that Mr. Wool is actively employed on April 15th of the year following the performance year. In 2024, the payment of the bonuses was accelerated and paid upon the incremental certification by our Compensation Committee that the Company achieved the applicable revenue targets.

The Wool Agreement also provides that Mr. Wool will be entitled to participate in pension, profit sharing, group insurance, hospitalization, group health and benefit plans, perquisites, and all other benefits and plans Financial provides to its senior officers. If at any time during the term, Dominari Financial does not provide its senior executives with health insurance, Mr. Wool will be entitled to secure such insurance for himself and his immediate family and Dominari Financial will reimburse him for the cost of such insurance.

Pursuant to the Wool Agreement, Mr. Wool is entitled to receive the following: (i) the support of an administrative assistant, (ii) reimbursement for his personal cell phone expenses, (iii) a monthly expense account of up to $20,000 for his business use, (iv) up to $100,000 in reimbursement for health care and social club memberships, and (v) subject to Dominari Financial's consent, reimbursement for all other reasonable out-of-pocket expenses actually incurred or paid by Mr. Wool in the course of his employment.

The Wool Agreement provides that upon Mr. Wool's termination due to (A) his death, (B) his disability, (C) within 40 days of the consummation of change in control transaction (as defined in the Wool Agreement), or (D) due to Dominari Financial not renewing the Wool Agreement term, he or his estate will be entitled to the following: (i) twelve months' base salary paid in a lump sum, (ii) continued group health coverage (if validly elected) for 12 months at the same cost as applied prior to his termination, and (iii) the pro-rata portion of any earned annual bonus.

If Mr. Wool's employment is terminated (A) by Mr. Wool for good reason (as defined in the Wool Agreement) or (B) by Dominari Financial without cause (as defined in the Wool Agreement), then Mr. Wool will be entitled to receive the following: (i) twelve months' base salary paid in a lump sum, (ii) continued group health coverage (if validly elected) for 12 months at the same cost as applied prior to his termination, (iii) the pro-rata portion of any earned annual bonus, and (iv) full vesting of all outstanding and then unvested equity awards.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Non-Public Information

The Company does not maintain a policy on the timing of awards of options in relation to the disclosure of material nonpublic information. Our Board of Directors and Compensation Committee did not take into account any material nonpublic information in determining the timing of the equity awards made to our NEOs in 2024, as such awards were made pursuant to their employment agreements and granted upon the attainment of specified performance goals. We did not time the disclosure of material nonpublic information for the purpose of affecting the value of our executive compensation in 2024.

Retirement Benefits

Our NEOs are eligible to participate in our 401(k) plan, which is a defined contribution plan offered to all of our full-time employees. There are no other retirement benefit arrangements covering our NEOs.

Termination and Change in Control Benefits

The material terms of the contracts with each of our NEOs are summarized above, including the payments to NEOs at, following, or in connection with the resignation, change in control, or other termination of an NEO.

Outstanding Equity Awards at December 31, 2024

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Anthony Hayes	2,941	—	$ 10.88	12/23/2030
Soo Yu	—	—	—	—
Kyle Wool	—	—	—	—

(1)   These options are fully vested.

Pay versus Performance

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information regarding "compensation actually paid", as defined in Item 402(v). In accordance with SEC rules, the "compensation actually paid" amounts shown in the table below for each applicable year reflect certain adjustments to the values reported in the Summary of Compensation Table as described in the footnotes to the following table.

In accordance with the transitional relief under the SEC rules for smaller reporting companies, only three years of information is required as this is the Company's first year of disclosure under Item 402(v) of Regulation S-K.

Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] (e)	Value of Initial Fixed $100 Investment Based On TSR[5] (f)	Net Income (Loss)[6] (g)
2024	2,776,692	2,776,692	2,626,479	2,626,479	$ 9.97	$ (14,954)
2023	$ 1,000,000	$ 1,000,000	$ 4,453,138	$ 4,453,138	$ 25.82	$ (22,882)
2022	$ 1,693,350	$ 1,693,350	$ 406,499	$ 406,499	$ 32.70	$ (22,107)

(1)   For each year shown, the PEO was the Chief Executive Officer, Anthony Hayes. The values reflected in this column reflect the "Total Compensation" paid to Mr. Hayes, the Company's Principal Executive Officer, as set forth in the Summary of Compensation Table.

(2)   The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Hayes, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Hayes during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the "compensation actually paid" amounts reported above for Mr. Hayes:

Reconciliation of Summary of Compensation Table Total to Compensation Actually Paid for CEO	2024	2023	2022
Summary of Compensation Table Total	$ 2,776,692	$ 1,000,000	$ 1,693,350
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	$ (641,235)		$ (484,888)
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End			

Reconciliation of Summary of Compensation Table Total to Compensation Actually Paid for CEO	2024	2023	2022
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	$ 641,235		$ 484,888
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End			
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date			
Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End			
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date			
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year			
Compensation Actually Paid	$ 2,776,692	$ 1,000,000	$ 1,693,350

(3) For 2022, the non-PEO NEOs were Darrell Dotson, Carlos Aldavero and Christopher Devall. For 2023 and 2024, the non-PEO NEOs were Soo Yu and Kyle Wool. The values reflected in this column reflect the average "Total Compensation" paid to each of the non-PEO NEOs in the applicable year, as set forth in the Summary of Compensation Table for the applicable year.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the non-PEO NEOs, as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not necessarily reflect the actual average amount of compensation earned by or paid to such persons during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the non-PEO NEOs as a group for each year to determine the compensation actually paid:

Reconciliation of Average Summary of Compensation Table Totals for non-PEO NEOs to Average Compensation Actually Paid to non-PEO NEOs	2024	2023	2022
Average Summary of Compensation Table Total	$ 2,626,479	$ 4,453,138	$ 406,499
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	$ (641,235)	$ (5,266,666)	$ (193,851)
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End			
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	$ 641,235	$ 5,266,666	$ 193,851
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End			
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date			

Reconciliation of Average Summary of Compensation Table Totals for non-PEO NEOs to Average Compensation Actually Paid to non-PEO NEOs	2024	2023	2022
Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End			
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date			
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year			
Average Compensation Actually Paid	$ 2,626,479	$ 4,453,138	$ 406,499

(5) Cumulative Total Share Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

The Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The following graph illustrates the amount of "compensation actually paid" ("CAP") to Mr. Hayes and the average amount of CAP to the Company's Named Executive Officers as a group (excluding Mr. Hayes) relative to the Company's cumulative TSR over the three years presented in the table.



Compensation Actually Paid and Net Loss

As demonstrated by the following table, the amount of CAP to Mr. Hayes and the average amount of CAP to the Company's Named Executive officers as a group (excluding Mr. Hayes) is not aligned with the Company's net loss over the three years presented in the table. The Company has not used net loss as a performance measure in the overall executive compensation program.



Director Compensation

Our non-employee directors received the following annual compensation for service as a member of the Board of Directors for the fiscal year ended December 31, 2024:

Annual Retainer	$	65,000	To be paid in cash in four equal quarterly installments.
Additional Retainer	$	5,000	To be paid to the Chairman of the Board upon election annually.

The following table summarizes the compensation paid to non-employee directors during the year ended December 31, 2024.

	Fees earned or paid in cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert J. Vander Zanden(3) ..	48,750	—	—	—	—	—	48,750
Tim Ledwick(4)	65,000	—	—	—	—	—	65,000
Gregory Blattner(5).........	65,000	—	—	—	—	—	65,000
Robert Dudley(6)	65,000	—	—	—	—	—	65,000
Kyle Haug(7).	65,000	—	—	—	—	—	65,000
Ronald Lieberman(8)	—	—	—	—	—	3,551	3,551

(1)   All stock awards were granted in accordance with ASC Topic 718 — *Compensation — Stock Compensation*.

(2)   As of December 31, 2024, the aggregate number of stock and option awards held by each director was as follows:

- Robert J. Vander Zanden holds 2,941 option awards;
- Tim Ledwick holds 2,941 option awards;
- Gregory Blattner holds 2,941 option awards; and
- Robert Dudley holds 2,941 option awards.

(3)   Mr. Vander Zanden was paid $48,750 in cash compensation for his service as a director in 2024. Mr. Vander Zanden retired from our board at the end of the third quarter 2024.

(4)   Mr. Ledwick was paid $65,000 in cash compensation for his service as a director in 2024.

(5)   Mr. Blattner was paid $65,000 in cash compensation for his service as a director in 2024.

(6)   Mr. Dudley was paid $65,000 in cash compensation for his service as a director in 2024.

(7)   Mr. Haug was paid $65,000 in cash compensation for his service as a director in 2024.

(8)   Mr. Lieberman did not earn any cash compensation for his service as a director in 2024, which began on December 20, 2024. During 2024, Mr. Lieberman also served on the Company's Advisory Board, for which he earned $3,551.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column[1][2]
Equity compensation plans approved by security holder	376,654	$ 4.29	209,820
Equity compensation plans not approved by security holder . .	—	—	—
	376,654		209,820

(1)   Consists of options to acquire 24,274 shares of common stock under the 2014 Equity Incentive Plan and 352,380 shares of common stock under the 2022 Equity Incentive Plan.

(2)   Consists of shares of common stock available for future issuance under our equity incentive plans.

Beneficial Ownership of our Capital Stock by Certain Beneficial Owners and Management

The following tables set forth certain information concerning the number of shares of our common stock, Series D Convertible Preferred Stock (the "Series D Preferred Stock") and Series D-1 Convertible Preferred Stock (the "Series D-1 Preferred Stock") owned beneficially as of April 15, 2025 by (i) our officers and directors as a group and (ii) each person (including any group) known to us to own more than 5% of our common stock, Series D Preferred Stock and Series D-1 Preferred Stock. As of April 15, 2025 there were 14,643,897 shares of common stock outstanding, 3,825 shares of Series D Preferred Stock outstanding and 834 shares of Series D-1 Preferred Stock outstanding. Unless otherwise indicated, it is our understanding and belief that the stockholders listed possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner[1]	Common Stock Beneficially Owned		Series D Preferred Stock		Series D-1 Preferred Stock	
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Anthony Hayes	1,745,814[2]	11.92%	—	—	—	—
Tim S. Ledwick	48,761[3]	*	—	—	—	—
Robert Dudley	22,411[4]	*	—	—	—	—
Gregory James Blattner	65,638[5]	*	—	—	—	—
Kyle Wool	1,171,601[6]	8.00%	—	—	—	—
Soo Yu	1,257,216[7]	8.59%	—	—	—	—
Kyle Haug	53,227[8]	*	—	—	—	—
George Way	32,103[9]	*	—	—	—	
Christopher Devall	468,338[10]	3.19%	—	—	—	—
Ronald Lieberman	224,839[11]	1.53%	—	—	—	—
All Directors and Officers as a Group (10 persons)	5,089,948	34.74%				
Stockholders						
Donald J. Trump, Jr.	966,138[12]	6.60%	—	—	—	—
Eric Trump	966,138[13]	6.60%	—	—	—	—
Blue Finn Group LLC	819,884[14]	5.60%	—	—	—	—
Daniel W. Armstrong	10[15]	*	1,350	35.29%	—	—
R. Douglas Armstrong	4[16]	*	450	11.76%	—	—
Francis Howard	7[17]	*	900	23.53%	—	—
Charles Strogen	9[18]	*	1,125	29.42%	—	—
Chai Lifeline Inc.	7[19]	*	—	—	834	100%

* Less than 1% of the outstanding shares of the Company's common stock.

(1) Under Rule 13d-3 of the Exchange Act a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Unless otherwise noted, the business address of each of the following entities or individuals is 725 Fifth Avenue, 22nd Floor, New York, NY 10022.

(2) Includes 1,742,873 shares of common stock and 2,941 options for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(3) Includes 28,530 shares of common stock, 2,941 options for purchase of shares of common stock and 17,290 warrants for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(4) Includes 19,470 shares of common stock and 2,941 options for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(5)   Includes 33,879 shares of common stock, 2,941 options for purchase of shares of common stock and 28,818 warrants for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(6)   Includes 1,171,601 shares of common stock.

(7)   Includes 1,257,216 shares of common stock.

(8)   Includes 24,409 shares of common stock and 28,818 warrants for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(9)   Includes 32,103 restricted stock awards for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025. On September 15, 2024, Mr. Way resigned as Chief Financial Officer of the Company.

(10)   Includes 410,702 shares of common stock and 57,636 warrants for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(11)   Includes 181,613 shares of common stock and 43,226 warrants for purchase of shares of common stock, which are exercisable within 60 days of April 15, 2025.

(12)   According to a Schedule 13G filed by Donald J. Trump, Jr. with the SEC on February 24, 2025. The business address of Donald J. Trump, Jr. is 115 Eagle Tree Terrace, Jupiter, Florida 33477.

(13)   According to a Schedule 13G filed by Eric Trump with the SEC on February 24, 2025. The business address of Eric Trump is 115 Eagle Tree Terrace, Jupiter, Florida 33477.

(14)   According to a Schedule 13G filed by Blue Finn Group LLC with the SEC on March 3, 2025. The business address of Blue Finn Group LLC. is 4843 Three Oaks Blvd., Sarasota, FL 34233.

(15)   Represents 10 shares of common stock issuable upon conversion of the Series D Preferred Stock, which are convertible within 60 days of April 15, 2025. The business address of Daniel W. Armstrong is 611 Loch Chalet Ct, Arlington, TX 76012-3470.

(16)   Represents 4 shares of common stock issuable upon conversion of the Series D Preferred Stock, which are convertible within 60 days of April 15, 2025. The business address of R. Douglas Armstrong is 570 Ocean Dr. Apt 201, Juno Beach, FL 33408-1953.

(17)   Represents 7 shares of common stock issuable upon conversion of the Series D Preferred Stock, which are convertible within 60 days of April 15, 2025. The business address of Francis Howard is 376 Victoria Place, London, SW1 V1AA, United Kingdom.

(18)   Represents 9 shares of common stock issuable upon conversion of the Series D Preferred Stock, which are convertible within 60 days of April 15, 2025. The business address of Charles Strogen is 6 Winona Ln, Sea Ranch Lakes, FL 33308-2913.

(19)   Represents 7 shares of common stock issuable upon conversion of the Series D-1 Preferred Stock, which are convertible within 60 days of April 15, 2025. The business address of Chai Lifeline Inc. is 151 West 30th Street, Fl. 3, New York, NY 10001-4027.

Effective October 11, 2023, the Company and Continental Stock Transfer & Trust Co. entered into a certain rights agreement (the "Rights Agreement"). The Rights Agreement provides each stockholder of record a dividend distribution of one "right" for each outstanding share of common stock. Rights become exercisable at the earlier of ten days following: (1) a public announcement that an acquirer has purchased or has the right to acquire 4.99% or more of our common stock, in connection with, (x) the Company consolidating, or merging into any other person, (y) any person consolidates or merges with or into the Company or (z) the Company sells or otherwise transfers to any person or persons, in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company or (2) the commencement of a tender offer which would result in an offer or beneficially owning 10% or more of our outstanding common stock. All rights held by an acquirer or offer or expire on the announced acquisition date, and all rights expire at the earliest of: (i) the close of business on October 11, 2025, subject to extension; (ii) the time at which the Rights are redeemed; (iii) the time at which the rights are exchanged; (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to a specified agreement; (vi) the close of business on the date the Board of Directors determines that the Rights Agreement is no longer necessary or desirable for the preservation of tax benefits; and (vii) the close of business on the first day of a taxable year of the Company to which the Board of Directors determines that no tax benefits are available to be carried forward. Each right entitles a stockholder to acquire, at a price of $5.00 per one one-thousandth of a share of our Series Q Preferred Stock, subject to adjustments, which carries voting and dividend rights similar to one share of our common stock. The purchase price of the preferred stock fractional amount is subject to adjustment for certain events as described in the Rights Agreement. At the discretion of a majority of the Board of Directors and within a specified time period, we may redeem all of the rights at a price of $0.0001 per right. The Board of Directors may also amend any provisions of the Rights Agreement prior to exercise.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The current Board of Directors consists of: Mr. Anthony Hayes, Mr. Tim S. Ledwick, Mr. Robert Dudley, Mr. Kyle Wool, Mr. Gregory James Blattner, Ms. Soo Yu, Mr. Kyle Haug and Mr. Ronald Lieberman. The Board of Directors has determined that Mr. Ledwick, Mr. Blattner, Mr. Haug and Mr. Lieberman are independent directors within the meaning of the applicable Nasdaq rules. Our Audit, Compensation, and Nominating Committees consist solely of independent directors.

In addition to the compensation arrangements with our directors and executive officers described under "Director Compensation" and "Executive Compensation" above, the following is a description of each transaction since January 1, 2023, and each currently proposed transaction in which:

- the Company has been or is to be a participant;

- the amounts involved exceed the lesser of (i) $120,000 or (ii) one percent of our average total assets at year-end for the last two completed fiscal years; and

- any of our directors, executive officers or holders of more than 5% of our outstanding common stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Underwriting with Revere Securities, LLC

In 2021, the Company engaged the services of Revere Securities, LLC ("Revere") to assist in the management and building of the Company's investment processes. Kyle Wool, our President, was previously a member of the board of directors of Revere until June 2023, and currently holds approximately 19% of Revere's outstanding equity. From time to time, the Company participates in offerings of securities as an underwriter in transactions in which Revere is also participating as an underwriter. On such transactions, the Company earned approximately $930,000 and $108,000 during the years ending December 31, 2024, and 2023, respectively. The Company incurred referral fees of approximately $50,000 and $80,000 during the years ending December 31, 2024, and 2023, respectively. These fees are included in general and administrative expenses in the consolidated statements of operations.

SPV Investments

On October 13, 2023, the Company entered into two separate Limited Liability Agreements with Dominari Manager LLC ("Manager") and Dominari IM LLC ("Investment Manager") which are both wholly owned subsidiaries and whose operations are included within the consolidated condensed financial statements of Dominari Holdings Inc. Manager was named as the manager of Dominari Master SPV LLC (the "Master SPV"), a limited liability company formed by the Company in 2022, and is responsible for the day-to-day operations of the Master SPV. Dominari IM LLC ("Investment Manager") was named the investment manager of Master SPV and is responsible for providing investment advice and decisions on behalf of the Master SPV. Beginning in March 2024, the Manager established various series of funds (the "Series") of the Master SPV for the purpose of making investments in companies identified by the Investment Manager with proceeds generated by the sale of non-voting interests in such Series by the Master SPV to investors in which the Company may, from time to time as it deems appropriate, also invest in such series alongside third-party investors.

On certain transactions, Dominari Securities earns a fee as placement agent on Series investments for which Manager earns management fees. As of December 31, 2024, Dominari Securities earned approximately $7.6 million in placement agent fees and Manager earned approximately $1.2 million in management fees. These fees are consolidated and reported under revenues in the Company's condensed consolidated statements of operations.

February 2025 Financings

On February 10, 2025, the Company entered into securities purchase agreements with certain accredited investors for the sale by the Company of 1,439,467 registered shares of its common stock, unregistered Series A warrants to purchase up to 1,439,467 shares of common stock and unregistered Series B warrants to purchase up to 1,439,467 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants in a direct offering. In a concurrent private placement, the Company entered into securities purchase agreements with certain accredited investors for the sale of 2,436,587 unregistered shares of common stock, unregistered Series A warrants to purchase up to 2,436,587 shares of common stock and unregistered Series B warrants to purchase up to 2,436,587 shares of common stock at a combined purchase price of $3.47 per share and accompanying warrants. The Series A warrants are exercisable immediately upon issuance at an exercise price of $3.72 per share and will expire five years from the date of issuance. The Series B warrants are exercisable immediately upon issuance at an exercise price of $4.22 per share and will expire five years from the date of issuance. The gross proceeds to the Company from the February 2025 Financings were approximately $13.5 million, before deducting fees and other offering expenses, and excluding the proceeds, if any, from the cash exercise of the warrants.

The securities in the concurrent private placement were offered under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and, along with the shares of common stock underlying such warrants, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the unregistered shares, the warrants, and the shares of common stock underlying the warrants may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Directors and Officers

Certain of our directors and officers participated in the concurrent private placement:

Anthony Hayes, our Chief Executive Officer and chairman of the Board of Directors, and Kyle Wool, our President, each purchased 288,184 unregistered shares of common stock, 288,184 unregistered Series A warrants to purchase up to 288,184 shares of common stock and 288,184 unregistered Series B Warrants to purchase up to 288,184 shares of common stock for an aggregate purchase price of $1,000,000, respectively.

Christopher Devall, our Chief Operating Officer, purchased 28,818 unregistered shares of common stock, 28,818 unregistered Series A warrants to purchase up to 28,818 shares of common stock and 28,818 unregistered Series B Warrants to purchase up to 28,818 shares of common stock for an aggregate purchase price of $100,000.

Ronald Lieberman, a member of the Board of Directors, purchased 21,613 unregistered shares of common stock, 21,613 unregistered Series A warrants to purchase up to 21,613 shares of common stock and 21,613 unregistered Series B Warrants to purchase up to 21,613 shares of common stock for an aggregate purchase price of $75,000.

Gregory Blattner and Kyle Haug, members of the Board of Directors, each purchased 14,409 unregistered shares of common stock, 14,409 unregistered Series A warrants to purchase up to 14,409 shares of common stock and 14,409 unregistered Series B Warrants to purchase up to 14,409 shares of common stock for an aggregate purchase price of $50,000, respectively.

Tim S. Ledwick, a member of the Board of Directors, purchased 8,645 unregistered shares of common stock, 8,645 unregistered Series A warrants to purchase up to 8,645 shares of common stock and 8,645 unregistered Series B Warrants to purchase up to 8,645 shares of common stock for an aggregate purchase price of $30,000.

5% or More Stockholders

Certain 5% or more stockholders of the Company's outstanding common stock also participated in the February 2025 Financings:

Donald J. Trump, Jr. purchased 216,138 shares of common stock, 216,138 Series A warrants to purchase up to 216,138 shares of common stock and 216,138 Series B Warrants to purchase up to 216,138 shares of common stock for an aggregate purchase price of $1,000,000.

Eric Trump purchased 216,138 shares of common stock, 216,138 Series A warrants to purchase up to 216,138 shares of common stock and 144,092 Series B Warrants to purchase up to 216,138 shares of common stock for an aggregate purchase price of $1,000,000.

Blue Finn Group LLC purchased 819,884 shares of common stock, 819,884 Series A warrants to purchase up to 819,884 shares of common stock and 819,884 Series B Warrants to purchase up to 819,884 shares of common stock for an aggregate purchase price of $2,845,000.

Advisory Agreements

On February 10, 2025, the Company entered into certain advisory agreements with Donald J. Trump, Jr. and Eric Trump, both five percent or more stockholders of the Company, and Ronald Lieberman (the "Advisors"), a member of the Board of Directors, to appoint each aforementioned individual as members of the Company's advisory board for initial appointments of two years. The Company initially issued 250,000, 250,000 and 50,000 shares of common stock to Donald J. Trump, Jr., Eric Trump and Ronald Lieberman, respectively, upon their appointments to the advisory board. Upon certain milestones being meet, the Company issued an additional 500,000, 500,000 and 100,000 shares of common stock to Donald J. Trump, Jr., Eric Trump and Ronald Lieberman, respectively. Upon certain additional milestones being met, the Company may issue up to an additional 550,000 shares of common stock in the aggregate to the Advisors.

We have not adopted written policies and procedures specifically for related person transactions. Our Board of Directors is responsible for the approval of all related party transactions.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the fees for professional services rendered by Marcum for audit and other services provided for the fiscal years ended December 31, 2024 and December 31, 2023.

	2024	2023
Audit Fees	$ 562,000	$ 419,360
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 562,000	$ 419,360

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Consistent with SEC policies and guidelines regarding audit independence, the Audit Committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal accountants. Our Audit Committee has established a policy regarding approval of all audit and permissible non-audit services provided by our principal accountants. No non-audit services were performed by our principal accountants during the fiscal years ended December 31, 2024 and 2023. Our Audit Committee pre-approves these services by category and service. Our Audit Committee has pre-approved all of the services provided by our principal accountants.

PART IV

Item 15.   EXHIBIT AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

Consolidated Financial Statements

The following consolidated financial statements are included in Item 8 herein:

2. **Consolidated Financial Statement Schedules**

None.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Spherix Incorporated, dated April 24, 2014 (incorporated by reference to Form 8-K filed April 25, 2014)
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Spherix Incorporated, dated March 2, 2016 (incorporated by reference to Form 8-K filed March 18, 2016)
3.3	Amended and Restated Bylaws of Spherix Incorporated (incorporated by reference to Form 8-K filed October 15, 2013)
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Spherix Incorporated, effective March 4, 2016 (incorporated by reference to Form 10-K filed March 29, 2016)
3.5	Second Amended and Restated Bylaws of AIkido Pharma Inc. (incorporated by reference from the Company's Proxy Statement on Form DEF 14A filed October 5, 2020)
3.6	Amendment No. 1 to the Second Amended and Restated Bylaws of AIkido Pharma Inc. (incorporated by reference to Form 8-K filed on November 9, 2021)
3.7	Certificate of Amendment to Amended and Restated Certificate of Incorporation of AIkido Pharma Inc., effective on June 7, 2022 (incorporated by reference to Form 8-K filed on June 10, 2022)
3.8	Certificate of Amendment to Amended and Restated Certificate of Incorporation of AIkido Pharma Inc., effective on December 22, 2022 (incorporated by reference to Form 8-K filed on December 22, 2022)
3.9	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated by reference to Form 8-K filed on April 4, 2013)
3.10	Certificate of Designation of Preferences, Rights and Limitations of Series D-1 Convertible Preferred Stock (incorporated by reference to Form 8-K filed on November 29, 2013)
3.11	Certificate of Designation of Preferences, Rights and Limitations of Series Q Preferred Stock (incorporated by reference to Form 8-K filed on October 17, 2023)
4.1	Specimen Certificate for common stock, par value $0.0001 per share, of Spherix Incorporated (incorporated by reference to Form S-3/A filed April 17, 2014)
4.2	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Form 10-K filed on March 31, 2023)
4.3	Rights Agreement, dated as of October 11, 2023, by and between Dominari Holdings Inc., as the Company, and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Form 8-K filed on October 17, 2023)
4.4	Form of Series A Warrant (incorporated by reference to Form 8-K filed on February 12, 2025)
4.5	Form of Series B Warrant (incorporated by reference to Form 8-K filed on February 12, 2025)
10.1	Spherix Incorporated 2014 Equity Incentive Plan (incorporated by reference from the Company's Proxy Statement on Form DEF 14A filed December 20, 2013)
10.2	Amendment to Spherix Incorporated 2014 Equity Incentive Plan (incorporated by reference from the Company's Proxy Statement on Form DEF 14A filed on March 28, 2014)
10.3	Form of Indemnification Agreement (incorporated by reference to the Form 8-K filed on September 10, 2013)
10.4	Employment Agreement, effective as of April 1, 2016, by and between Spherix Incorporated and Anthony Hayes (incorporated by reference to Form 8-K filed May 26, 2016)
10.5	Amendment to Employment Agreement, by and between Spherix Incorporated and Anthony Hayes (incorporated by reference to the Form 8-K filed on October 25, 2017)

Exhibit No.	Description
10.6	Technology Monetization Agreement, dated as of March 11, 2016, and amended as of April 22, 2016, April 27, 2016 and May 22, 2016, by and between Spherix Incorporated and Equitable IP Corporation (incorporated by reference to Form 8-K filed August 2, 2016)
10.7	Amendment to Aikido Pharma Inc. 2014 Equity Incentive Plan (incorporated by reference from the Company's Proxy Statement on Form DEF 14A filed October 5, 2020)
10.8	Form of Securities Purchase Agreement Between AIKido Pharma Inc. and the Investors thereto, dated February 24, 2022 (incorporated by reference to Form 8-K filed on March 2, 2022)
10.9	Confirmation of Mutual Understanding Between Aikido Pharma Inc. and each of the Warrant Holders, dated as of March 24, 2022 (incorporated by reference from the Company's Annual Report on Form 10-K filed on March 28, 2022)
10.10	AIkido Pharma Inc. 2022 Equity Incentive Plan (incorporated by reference from the Company's Proxy Statement on Form DEF 14A filed October 21, 2022)
10.11	Employment Agreement, Made and Entered into as of July 1, 2022, By and Between AIkido Pharma Inc. and Christopher Devall (incorporated by reference to Form 8-K Filed on January 6, 2023)
10.12	Amendment to Employment Agreement, dated as of January 1, 2023, By and Between Dominari Holdings Inc. and Christopher Devall (incorporated by reference to Form 8-K filed on January 6, 2023)
10.13	Amended and Restated Membership Interest Purchase Agreement, dated as of March 27, 2023, by and among Fieldpoint Private Securities, LLC, Fieldpoint Private Bank & Trust, and Dominari Financial Inc. (incorporated by reference to Form 8-K filed on March 28, 2023)
10.14	Employment Agreement, Made and Entered into as of March 29, 2023, By and Between Dominari Holdings Inc. and George M. Way (incorporated by reference to Form 8-K filed on April 3, 2023)
10.15	Employment Agreement, Made and Entered into as of April 3, 2023, By and Between Dominari Securities LLC and Soo Yu (incorporated by reference to Form 10-Q filed on May 11, 2023)
10.16	Amendment to Employment Agreement, Made and Entered into as of April 19, 2023, By and Between Dominari Securities LLC and Soo Yu (incorporated by reference to Form 10-Q filed on May 11, 2023)
10.17	Form of RD Purchase Agreement (incorporated by reference to Form 8-K filed on February 12, 2025)
10.18	Form of PIPE Purchase Agreement (incorporated by reference to Form 8-K filed on February 12, 2025)
10.19	Form of Advisory Agreement (incorporated by reference to Form 8-K filed on February 12, 2025)
10.20	Form of Stock Option Agreement (incorporated by reference to Form 8-K filed on February 12, 2025)
19.1*	Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of Marcum LLP
31.1*	Certification of Principal Executive Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Form 10-K filed on April 1, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.
**   Furnished herewith.

Item 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dominari Holdings Inc.

By: /s/ Anthony Hayes
Anthony Hayes

Date: April 15, 2025   Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Anthony Hayes Anthony Hayes	Chief Executive Officer and Chairman	April 15, 2025
/s/ Kyle Wool Kyle Wool	President and Director	April 15, 2025
/s/ Tim S. Ledwick Tim S. Ledwick	Director	April 15, 2025
/s/ Robert Dudley Robert Dudley	Director	April 15, 2025
/s/ Gregory James Blattner Gregory James Blattner	Director	April 15, 2025
/s/ Soo Yu Soo Yu	Director	April 15, 2025
/s/ Kyle Haug Kyle Haug	Director	April 15, 2025
/s/ Ronald Lieberman Ronald Lieberman	Director	April 15, 2025